Original

12026174

SEC
Mail Processing
Section

APR 24 2012

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Solar Mosaic, Inc.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

55 Harrison Street, 3rd Floor
Oakland, CA 94607
(888) 305-3929
(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

Walter Steven Richmond
Chief Financial Officer
55 Harrison Street, 3rd Floor
Oakland, CA 94607
(888) 305-3929
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6199	**61-1653655**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

(a) Directors of the Issuer

The directors of the Issuer are named below. The business address for each individual is 55 Harrison Street, 3rd Floor, Oakland, CA 94607.

Daniel Rosen

William Parish

Danny Kennedy

(b) Officers of the Issuer

The names and positions of the officers of the Issuer are set forth below. The business address for each individual is 55 Harrison Street, 3rd Floor, Oakland, CA 94607.

Name	***Title***
Daniel Rosen	Chief Executive Officer and Treasurer
William Parish	President and Secretary
Walter Steven Richmond	Chief Financial Officer
Arthur Coulston	Vice President of Products

(c) General Partners of the Issuer

Not applicable.

(d) Record Owners of 5 Percent or More of Any Class of the Issuer's Equity Securities

The record owners of 5 percent or more of any class of the Issuer's equity securities are Daniel Rosen and William Parish. The business address for each individual is 55 Harrison Street, 3rd Floor, Oakland, CA 94607.

(e) Beneficial Owners of 5 Percent or More of Any Class of the Issuer's Equity Securities

See Item 1(d).

(f) Promoters of the Issuer

The promoters of the Issuer are named below. The business address for each individual is 55 Harrison Street, 3rd Floor, Oakland, CA 94607.

Daniel Rosen

William Parish

Arthur Coulston

(g) Affiliates of the Issuer

The Issuer has no affiliates other than the directors and officers listed above.

(h) Counsel to the Issuer with Respect to the Proposed Filing

The names and business addresses of the persons serving as counsel to the Issuer with respect to this filing are as follows:

Paul Blumenstein
General Counsel
55 Harrison Street, 3rd Floor
Oakland, CA 94607

Robert Plesnarski
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006

(i) Underwriters with Respect to the Proposed Filing

None

(j) Directors of the Underwriter

Not applicable.

(k) Officers of the Underwriter

Not applicable.

(l) General Partners of the Underwriter

Not applicable.

(m) Counsel to the Underwriter

Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualifying provisions as set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to Be Offered

(a) The securities to be offered in connection with this offering shall not be offered by underwriters, dealers or salespersons.

(b) The securities in this offering shall be offered in the following jurisdictions, subject to qualification or registration in each state, as and if necessary: Arizona, California, Colorado, Nevada, New York, Oregon and Washington.

The securities to be offered in connection with this offering shall be offered by the Issuer through the Internet. The Company is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's plan of distribution.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) The unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A are described below. In each case, the name of the issuer was Solar Mosaic, Inc.

Title and Amount of Securities Issued	Aggregate Offering Price or Other Consideration	Persons to Whom the Securities were Issued
3,368,000 shares of Common Stock, $0.0001 par value per share, 3,368,000 shares issued	Issued in exchange for interests in the issuer's predecessor, a Colorado limited liability company, upon that company's conversion to a Delaware corporation.	Arthur Coulston William Parish Daniel Rosen
Series FF Preferred Stock, $0.0001 par value per share, 442,000 shares issued	See above.	See above.
Common Stock, $0.0001 par value per share, 40,000 shares issued	$4.00	Unreasonable Institute
Convertible Promissory Notes, $345,000 aggregate principal amount	$345,000	Susan Sgarlat Johana Rosen Jim Sgarlat Spring Ventures LLC James Sandler Revocable Trust 4/29/99 Michael L Hennessey Cellstrom Holding Gmbh Sebastian Smyth Zerberus Invest Gmbh
Convertible Promissory Notes, $195,000 aggregate principal amount	$195,000	James Sandler Revocable Trust 4/29/99 Alec Guettel Jonathan Rose Jacob Ner David Jonathan Resnick Spring Ventures LLC
Convertible Promissory Notes, $200,000 aggregate principal amount	$200,000	Spring Ventures LLC

(b) No unregistered securities of the issuer or any of its predecessors or affiliated issuers have been sold by or for the account of any person who was at the time a director, promoter or principal security holder of the issuer or an underwriter of any securities of the issuer.

(c) In issuing the above-referenced securities, the issuer relied on exemptions from the registration requirements of the Securities Act of 1933 (the "Securities Act") as follows:

(1) The shares of Common Stock and Series FF Preferred Stock issued to Messrs. Coulston, Parish and Rosen were issued to the existing security holders of the issuer's predecessor in exchange for LLC interests of that predecessor, in reliance upon Section 3(a)(9) of the Securities Act. No commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

(2) The shares of Common Stock issued to the Unreasonable Institute were issued in a transaction not involving any public offering, in reliance upon Section 4(2) of the Securities Act.

(3) The Convertible Promissory Notes were issued in reliance upon Rule 506 of Regulation D. The issuer took steps to ascertain that all of the purchasers were accredited investors and that they were not acting as underwriters, and the issuer did not offer or sell the securities by means of any form of general solicitation or advertising.

ITEM 6. Other Present or Proposed Offerings

As of the time of filing of this Form 1-A, the issuer is seeking to raise capital through the issuance of preferred stock to institutional investors. It is expected that, upon the issuance of such preferred stock, the Convertible Promissory Notes described in Item 5 will be automatically converted into the same series of preferred stock upon the terms set forth in the notes. The issuer expects to rely on Section 4(2) of the Securities Act or Rule 506 of Regulation D thereunder for the issuance of preferred stock to institutional investors and Section 3(a)(9) of the Securities Act for the issuance of preferred stock upon conversion of the Convertible Promissory Notes.

ITEM 7. Marketing Arrangements

(a) Neither the issuer nor any person named in response to Item 1 is aware of any arrangement:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

The Issuer has not used any publication, whether or not authorized by Rule 254, prior to the filing of this notification.

__________, 2012

Offering Circular

Solar Mosaic, Inc.

$5,000,000 Solar Power Notes

This Offering Circular relates to the offer and sale of up to $5,000,000 in principal amount of Solar Power Notes ("Notes") of Solar Mosaic, Inc., a Delaware corporation ("Mosaic" or the "Company"). Our principal offices are located at 55 Harrison Street, 3rd Floor, Oakland, CA 94607 and our telephone number is (888) 305-3929.

The Notes will be issued in the minimum amount of $25. We will issue Notes in several series, with payment of each series of Notes being dependent on payments we receive in connection with a specific solar power project described in a listing posted on our online investment platform. Important terms of the Notes include the following, each of which is described in greater detail in this Offering Circular:

- Our obligation to make payments on a Note will be limited to an amount equal to the investor's pro rata share of amounts we receive in repayment of indebtedness to us with respect to the corresponding solar power project, including loans, goods and/or services we have contributed to that project, net of servicing fees. Neither we nor any other party will guarantee payment of the Notes or the payment obligations related to the corresponding solar power project.

- The Notes are special, limited obligations of Mosaic only, and, although repayment of those obligations is based solely upon repayment of obligations of third parties to Mosaic, the Note holders will not have any recourse to those third parties.

- The Notes will be unsecured obligations of Mosaic, and will not have any security interest in any of Mosaic's assets, including the indebtedness with respect to the corresponding solar power projects, nor will the Notes be secured by any assets of the solar power projects or their owners.

- The Notes will have a fixed interest rate specific to each series of Notes, will be payable monthly and will have a maturity of between 3 and 90 months from issuance, which maturity we may change from time to time.

We are offering the Notes directly to investors on an ongoing and continuous basis. The Notes will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution."

The Notes are being offered and sold pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation A promulgated thereunder. The Notes will not be listed on any exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the Notes.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

THESE ARE SPECULATIVE SECURITIES. INVESTMENT IN THE NOTES INVOLVES SIGNIFICANT RISK. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE THE "RISK FACTORS" SECTION ON PAGE 6 OF THIS OFFERING CIRCULAR FOR A DISCUSSION OF THE FOLLOWING AND OTHER RISKS:

- The Notes are special limited obligations of Mosaic. Proceeds of the Notes will be used to fund solar projects. If the recipient of the Note proceeds defaults on its payment obligations to Mosaic, Mosaic will not be obligated to make the corresponding payment obligation under the Notes.

- When you commit to purchase a Note, the Note may not be issued until up to 150 days after you make your purchase commitment, during which time the funds you have committed toward the purchase of your Notes will not be available for investment in other Notes or for withdrawal from your account.

- We have a limited operating history, and, as an online company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

- We may need to raise substantial additional capital to fund our operations, and if we fail to obtain additional funding, we may be unable to continue operations.

- If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Notes could be uncertain, and the recovery, if any, of a holder on a Note may be substantially delayed and substantially less than the principal and interest due and to become due on the Note.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	**Underwriting Discounts and Commissions**	**Proceeds to Issuer**
Per Note (Minimum)	$25	–	$25
Total	$5,000,000	–	$5,000,000

The estimated costs of this offering are $140,000. These costs will be paid directly by the Company, and no proceeds of the offering will be used for this purpose.

The proposed sale of Notes to the public will commence as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission (the "SEC").

ABOUT THIS OFFERING CIRCULAR

This Offering Circular describes our offer and sale of the Notes pursuant to the exemption from registration provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. This Offering Circular speaks only as of the date hereof. We will supplement this Offering Circular from time to time as described below.

This Offering Circular describes our offering of the Notes under two main headings: "About the Mosaic Platform" and "Summary of Material Agreements."

The offering described in this Offering Circular is a continuous offering pursuant to Rule 415 under the Securities Act. We offer Notes continuously, and sales of Notes through our platform occur on a regular basis. Before we post a solar power project not previously described in this Offering Circular on our website and thereby offer the series of Notes corresponding to that solar power project, as described in "About the Mosaic Platform," we will prepare a supplement to this Offering Circular, which we refer to as a "posting report." In that posting report, we will provide information about the series of Notes offered for sale on our website that corresponds to the solar power project, including, but not limited to, a description of the solar power project, the developer for the project, the customer for whom the solar system is being installed, the principal amount, interest rate, maturity and amortization terms for the series as well as other material information related to the series.

We also will prepare supplements to update this Offering Circular whenever the information it contains has become false or misleading in light of existing circumstances and for other purposes, such as to disclose material developments related to the Notes, to update required financial statements or if there has been a fundamental change in the information initially presented. We will post these Offering Circular supplements on our website and, when required by an applicable regulation, will file Offering Circular supplements or other amendments to this Offering Circular with the SEC, state regulators or other appropriate regulatory bodies.

The Notes are not available for offer and sale to residents of every state. Our website will indicate the states where residents may purchase Notes. We will post on our website any special suitability standards or other conditions applicable to purchases of Notes in certain states that are not otherwise set forth in this Offering Circular.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. It does not contain all of the information you should consider before purchasing our Notes. Therefore, you should read the Offering Circular in its entirety, including the "Risk Factors" section and the financial statements and related footnotes appearing elsewhere in this Offering Circular. References to "Mosaic," "we," "us," "our," or the "Company" generally refer to Solar Mosaic, Inc.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements."

Our Platform

Mosaic operates an online "crowdfunding" platform that connects investors with solar power projects sourced and developed by special purpose entities each of which is organized for the purpose of holding the assets and liabilities related to a solar power project. Such special purpose entities are usually organized as limited liability companies and are wholly-owned by Mosaic or by third-party developers. We refer to these entities as "Solar Project Entities" or "SPEs." The solar power projects we fund typically consist of rooftop installations of photovoltaic ("PV") panels that generate electric power for small businesses, nonprofit organizations or residential customers or for sale directly to an electric utility. In some locations, we may also finance projects in which solar power is generated for sale directly to the local utility pursuant to a "feed-in tariff" program offered by the local utility. Rather than purchasing the solar power installation, the customer typically leases it from the SPE or purchases the power from the SPE pursuant to a power purchase agreement ("PPA").

The Mosaic platform allows investors to purchase Notes whose proceeds are used to fund equipment and debt financing for solar power projects. Payment on each series of Notes is dependent on satisfaction of the corresponding payment obligations of the SPE whose project was financed by the proceeds of those Notes; we refer to these payment obligations as "SPE Obligations." An SPE satisfies its SPE Obligations by utilizing cash flow generated by the solar power project; sources of revenue for the SPE include lease or PPA payments from the solar customer, and incentives paid to the SPE by federal, state or local government agencies, utilities, or other organizations (which we refer to as "Incentive Payments"). SPE Obligations are secured by the assets of the solar power project owned by the SPE.

We believe that the financing we provide to solar power projects will be provided at more attractive interest rates than those offered by traditional sources of small business credit and that the Notes will offer interest rates and credit characteristics that investors may find attractive compared to other debt securities available to such investors. Moreover, our platform offers investors with a means to support solar power generation even if it is not practicable for them to install solar power systems or other renewable energy systems at their own homes.

We offer two primary types of financing to solar power projects:

- *Term Financing,* in which we make a three- to seven-year term loan to an SPE and may also sell equipment or services to the SPE in exchange for a promissory note. An SPE repays its SPE Obligations by utilizing available cash and cash flow generated by the solar power project; sources of revenue for the SPE include lease or PPA payments from the solar customer, and Incentive Payments received by the SPE.

- *Construction Loan Financing,* in which we extend a three- to nine-month loan to an SPE for the equipment, labor and other costs associated with building a solar power project. The SPE repays the construction loan using funds received from Incentive Payments or from "take-out financing," which usually consists of a term loan that finances the project after interconnection.

Investors have the opportunity to review solar power projects listed on our website and invest in specific projects through the purchase of Notes whose proceeds will be used to fund the selected projects. Each of the Notes will have a fixed interest rate and maturity date that correspond to the interest rate and maturity date of the corresponding SPE Obligations, subject to a servicing fee payable to Mosaic equal to 1.00% to 1.50% of any principal, interest and late fees paid on such SPE Obligations, which will be deducted from each payment on the Notes. Our servicing fee rates are subject to change at any time, but such changes will not affect the servicing fee rates that apply to Notes that are outstanding at the time of any such change.

Additionally, we partner with solar developers, installers and companies that develop leads for new solar development, which we refer to as our "Partners." We plan to use our online interactions with investors to identify parties who may be interested in starting a new residential or commercial solar power project. We plan to generate additional revenue by selling this information to our Partners.

The Offering

The following summary contains basic information about the Notes and is not intended to be complete. For a more complete understanding of the Notes, see "Summary of Material Agreements – The Notes."

Issuer	Solar Mosaic, Inc.
Securities Offered	$5,000,000 aggregate principal amount of Solar Power Notes ("Notes"), to be issued in series, each series to correspond to a solar power project funded through the proceeds of the sale of the Notes of that series.
Interest Rate	The interest rate of the Notes will vary based on factors specific to the corresponding solar power project (and interest rates generally). Interest payments will be subject to our servicing fee of 1.00% to 1.50%.
Initial Maturity Date	The initial maturity date will be three to seven years in the case of Notes issued in a Term Financing and three to nine months in the case of Notes issued in a Construction Loan Financing.
Final Maturity Date/Extension of Maturity Date	The final maturity date of each Note is the date that is three years after the initial maturity date, in the case of Notes issued in a Term Financing, and one year after the initial maturity date, in the case of Notes issued in a Construction Loan Financing. Each Note will mature on the initial maturity date, unless any principal or interest payments in respect of the corresponding SPE Obligations remain due and payable to Mosaic upon such date, in which case the maturity of the Note will be automatically extended to the final maturity date. If any of the corresponding SPE Obligations remain outstanding after the final maturity date, we will have no further obligation to make payments on the Notes of the series even if we receive payments on the corresponding SPE Obligations after the final maturity date. However, because we may, in our sole discretion and, subject to our servicing standards as then in effect, amend, modify, sell to a third-party debt purchaser or charge off SPE Obligations at any time after the 91st day of its delinquency, and because we generally charge off an SPE Obligation after it becomes more than one year past due, an SPE Obligation may never reach the final maturity date.
Payment Dates	Principal and interest will be paid in monthly installments during the term of each Note issued in a Term Financing or in a single balloon payment in the case of each Note issued in a Construction Loan Financing.
Ranking	The Notes will be unsecured special, limited obligations of Mosaic. Mosaic will be obligated to make payments on each Note in a series only if and to the extent Mosaic receives principal and interest payments on the corresponding SPE Obligations, which are paid out of revenues received by the SPE under the PPA or lease with the solar customer (in the case of a Term Financing) or out of

	Incentive Payments or take-out financing received by the SPE (in the case of a Construction Loan Financing). Such payments on SPE Obligations will be shared ratably among all owners of Notes of the series, subject to Mosaic's servicing fees.
Prepayment	The Notes will be prepayable without penalty to the extent the corresponding SPE Obligations are prepayable.
Use of Proceeds	The proceeds from this offering will be used to fund expenses incurred by SPEs relating to solar power projects. Such expenses may equipment purchases, installation costs, permits, interconnection to the utility grid and system maintenance.
Secondary Trading	The Notes do not contain any provision restricting their transferability, other than a requirement that any transferee become registered on the Mosaic platform; however, they will not be listed on any securities exchange or any secondary trading platform. There is no public market for the Notes, and none is expected to develop.
Risk Factors	See "Risk Factors" for a discussion of certain factors that you should carefully consider before investing in the Notes.
Governing Law	The Notes will be governed by and interpreted in accordance with the laws of the State of California.

GLOSSARY OF TERMS

The financing of solar power projects involves parties, transactions or contractual relationships that are generally referred to by terms that may not be familiar to persons outside the solar power or project finance industries. In addition, we use some novel terms to describe aspects of our own business. To aid investors' understanding of the terms that appear throughout this Offering Circular, some of those terms are defined below. As used in this Offering Circular:

ACH stands for Automated Clearing House, a financial network for processing electronic funds transfers.

Construction Loan Financing means a loan we provide to finance the construction of a solar power installation, resulting in SPE Obligations with an initial term of between three and nine months.

Crowdfunding means the pooling of funds by a network of persons, usually connected via the Internet, to support a particular business, project or social cause.

Developer means a party that builds and operates a solar power project through an SPE that generally is wholly owned by the developer.

EPC means a third-party engineering, procurement and construction service.

FBO account means an account we maintain with Wells Fargo Bank in which we hold funds for the benefit of separate investors.

Financing request means a proposed financing for which Notes are offered on the Mosaic platform.

Funding account means an investor's sub-account in the FBO.

Incentive Payments are cash grants or tax credits provided by federal, state or local government agencies, utilities or other organizations to support installation of solar power systems.

Interconnection means the stage of a solar power project when construction has been completed and the system owner receives permission to operate the system and connect it to the electric power grid.

Internal Revenue Code means the U.S. Internal Revenue Code of 1986, as amended.

Mosaic platform means the online platform maintained on our website through which investors may obtain information about solar power projects and help to finance them through the purchase of Notes.

PPA means an agreement under which the solar customer compensates the owner of the solar power system by purchasing the power generated by the system.

PV stands for "photovoltaic," the technology behind a common type of solar panels that convers sunlight directly to electricity.

Section 1603 is a provision of the American Reinvestment and Recovery Act under which an SPE may be eligible for Incentive Payments reimbursing it for a portion of the cost of equipment used in a solar power project.

Solar customer means the party that uses the electricity generated by the solar power installation, usually pursuant to a lease of the system or a PPA.

Solar power project means a project to finance and install a solar power system and connect the system to the electric power grid.

SPE means a shell company, which we refer to as a "Solar Project Entity," formed for the purpose of holding the assets and liabilities related to a solar power project.

SPE Obligations are an SPE's payment obligations to Mosaic in consideration of Mosaic's financing of the SPE's solar power project.

Term Financing means financing we provide at the time of interconnection resulting in SPE Obligations with an initial term of three to five years.

RISK FACTORS

The Notes involve a high degree of risk. In deciding whether to purchase Notes, you should carefully consider the following risk factors. Any of the following risks could have a material adverse effect on the value of the Notes you purchase and could cause you to lose all or part of your initial purchase price or adversely affect future principal and interest payments you expect to receive. Only investors who can bear the loss of their entire purchase price should purchase Notes.

Risks Related to the Solar Customer or the SPE

Payments on each Note depend entirely on the payments, if any, we receive from the corresponding SPE in connection with the solar power project. If we do not receive such payments from the SPE, you will not receive any payments on your Note.

Notes issued on the Mosaic platform will be repaid only to the extent we receive payments on the corresponding SPE Obligations. SPE Obligations related to a Term Financing will be repaid primarily out of monthly lease or PPA payments received by the SPE from the solar customer. If the solar customer defaults on its payment obligations under the lease or PPA, it is likely that the SPE will be unable to pay the corresponding SPE Obligations, and you will not be entitled to the corresponding payments under the terms of the Notes.

SPE Obligations related to a Construction Loan Financing will be repaid out of Incentive Payments for which the SPE may be eligible in connection with the corresponding solar power project, or take-out financing received by the SPE. With respect to some solar power projects, the SPE will apply for a cash grant under the U.S. Treasury Department's Section 1603 cash grant program, which would reimburse the SPE for 30% of the cost of its "specified energy property," consisting of tangible property for which depreciation or amortization is allowable. There is no guarantee that the Treasury Department will accept the cost basis that the SPE claims with respect to the project's specified energy property. If the Treasury Department concludes that the true cost of any specified energy property is lower than the SPE's claimed cost, then the Treasury Department may seek to reduce the amount of the grant that it pays to the project, which would reduce the amount of payments we are required to make under the terms of the Notes. Furthermore, if for any reason the SPE does not receive the expected Incentive Payments or if for any other reason the SPE fails to make payments on the Construction Loan, you will not be entitled to any payments under the terms of the Notes. See "Our business depends on a regulatory environment with favorable incentives for solar. Any policy changes that reduce available incentives for solar power projects may affect our ability to finance such projects."

The Notes are special, limited obligations of Mosaic only and are not secured by any collateral or guaranteed or insured by any third party.

The Notes are special, limited obligations of Mosaic and will not represent an obligation of the SPE, the solar customer or any other party except Mosaic. The Notes are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party.

The payment obligations of solar customers under power purchase agreements or leases are not guaranteed or insured by any third party, and, in the event of a default, you must rely on the SPE or a third-party collection agency to pursue collection against such solar customer.

The payment obligations of solar customers under power purchase agreements or leases are not guaranteed or insured by any third party or backed by any governmental authority in any way. In the event of a default on such payment obligations, therefore, Mosaic may be limited in its ability to collect on the corresponding SPE Obligations, and Mosaic and you will need to rely on the SPE or a third-party collection agency to pursue collection against such solar customer. If the SPE fails to make any payments on the SPE Obligations corresponding to a Note, the holder of that Note will not receive any payments on that Note.

You will not receive any payments we may receive after the maturity date of your Note.

Each Note will mature on the initial maturity date, unless any principal or interest payments in respect of the corresponding SPE Obligations remain due and payable upon the initial maturity date, in which case the maturity of the Note will be automatically extended to the final maturity date. If we receive any principal and interest payments from the SPE after the final maturity date of a Note, we may retain 100% of these payments and will not be obligated to distribute those payments to you.

Solar power projects involve considerable risk, which may affect the SPE's ability to make payments on the SPE Obligations.

Solar power projects are inherently risky, and the risks they involve may affect the SPE's ability to make payments on the SPE Obligations. The risks involved in solar power projects include the following:

- The project may not achieve commercial operation due to the EPC's inexperience in designing, equipping or constructing solar power installations, delays in interconnection with the electric grid, or the inability to attract adequate financing.

- The project may produce less energy than expected due to unrealistic forecasts, changes in local weather patterns, inexperience on the part of the project operator or defective or unreliable solar power equipment. Under a PPA, the SPE's revenue is directly attributable to the amount of energy produced by the solar installation. Under a typical lease, the SPE may be subject to a performance guarantee under which it must rebate a portion of the lease payments to the solar customer in the event the power produced by the system falls below the guaranteed minimum.

- Warranties on solar power equipment may become worthless if the equipment supplier has ceased operations.

- The solar customer may experience difficulties in making required payments under the lease or PPA due to weakening financial condition or errors in the developer's assessment of the solar customer's creditworthiness.

- Incentive Payments may be at risk of the national, state or local incentive program becomes depleted or is discontinued.

Any of these risks could affect the success of the solar power project and the SPE's ability to make payments on the SPE Obligations, which would, in turn, reduce or eliminate the continued payment of principal and interest on the Notes.

Information relating to a solar power project may be inaccurate or may not accurately reflect the solar customer's creditworthiness.

Information regarding a solar power project undertaken by an SPE may not reflect the solar customer's actual creditworthiness because the information may be incomplete or based on outdated or inaccurate data. We do not verify the information obtained from the solar customer. Additionally, there is a risk that, following the date of the credit review we undertake, the solar customer may have:

- become delinquent in the payment of or defaulted under an outstanding obligation;

- taken on additional debt; or

- sustained other adverse financial events.

Inaccuracies in the information we obtain from the solar customer or subsequent events that reduce the solar customer's creditworthiness may increase the risk that the solar customer will default on its lease or PPA, which will increase the risk that the corresponding Notes will not be repaid in full.

We have limited experience in developing solar power projects and applying for Incentive Payments.

Due to our limited operational history, we have limited historical data regarding solar customer performance on solar leases or PPAs and limited experience in applying for and qualifying for Incentive Payments, and we do not yet know what the long-term loan loss experience will be. As actual loan loss experience increases on our platform, we may change how interest rates are set, but investors who have purchased Notes prior to any such changes will not benefit from these changes.

Default rates on leases or PPAs by solar customers may increase as a result of economic conditions beyond our control. SPEs are generally dependent on these PPAs or leases to meet their SPE Obligations with respect to Term Financings.

Default rates by solar customers on leases or PPAs may be significantly affected by economic downturns or general economic conditions beyond our control. In particular, default rates on leases or PPAs, on which SPEs are dependent for repayment of their SPE Obligations, may increase due to factors such as declining revenues or increased operating expenses of the solar customer, the ability of the solar customer to collect on accounts receivable or other amounts owed, lawsuits brought or legal judgments against the solar customer, changes in commercial lending terms including the calling of letters of credit or other debt obligations, unexpected changes in management of the solar customer, or other impacts on the operations and finances of the solar customer that result in a shortage of cash available to satisfy its obligations under the PPA or lease. In the event of a default on a lease or PPA related to a series of Notes, the SPE is likely to be unable to repay those Notes in full.

Risks Related to Mosaic and the Mosaic Platform

We have a limited operating history. As an online company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

For our business to be successful, the number of solar power projects and investors that use our platform and the volume of financings originated through our platform will need to increase, which will require us to increase our facilities, personnel and infrastructure to accommodate the greater servicing obligations and demands on our platform. Our platform is dependent upon our website to maintain current listings and transactions in the Notes. We must constantly update our software and website, expand our customer support services and retain an appropriate number of employees to maintain the operations of our platform, as well as to satisfy our servicing obligations on the SPE Obligations and make payments on the Notes. If we are unable to increase the capacity of our platform and maintain the necessary infrastructure, you may experience delays in receipt of payments on the Notes and periodic downtime of our systems.

If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Notes could be uncertain, and the recovery, if any, of a holder on a Note may be substantially delayed and substantially less than the principal and interest due and to become due on the Note.

In the event of a bankruptcy or similar proceeding of Mosaic, the rights of investors to continue receiving payments on the Notes could be subject to the following risks and uncertainties:

- Interest on the Notes may not accrue during a bankruptcy proceeding. Accordingly, if investors received any recovery on their Notes, any such recovery might be based on the investors' claims for principal and interest accrued only up to the date the proceeding commenced.

- Our obligation to continue making payments on the Notes would likely be suspended even if the funds to make such payments are available. Because a bankruptcy or similar proceeding may take months or years to complete, even if the suspended payments were resumed, the suspension might effectively reduce the value of any recovery that a holder of a Note might receive by the time such recovery occurs.

- The Notes are unsecured, and investors do not have a security interest in the corresponding SPE Obligations. Accordingly, the holders of Notes may be treated as general creditors and thus be required to share the proceeds of SPE Obligations with other general creditors of Mosaic.

- Because the terms of the Notes provide that they will be repaid only out of the proceeds of the corresponding SPE Obligations, investors might not be entitled to share in the other assets of Mosaic available for distribution to general creditors, even though other general creditors might be entitled to a share of the proceeds of such SPE Obligations.

- If an SPE has paid Mosaic on any SPE Obligations before the bankruptcy proceedings are commenced and those funds are held in the clearing account and have not been used by Mosaic to make payments on the Notes, there can be no assurance that Mosaic will be able to use such funds to make payments on the Notes.

- If a bankruptcy proceeding commences after the purchase price of Notes has been paid, holders of the Notes may not be able to obtain a return of the purchase price even if the offering proceeds have not yet been used to fund a solar power project.

- Our ability to transfer servicing obligations to our back-up servicer may be limited and subject to the approval of the bankruptcy court or other presiding authority. The bankruptcy process may delay or prevent the implementation of back-up servicing, which may impair the collection of SPE Obligations to the detriment of the Notes.

In a bankruptcy or similar proceeding of Mosaic, there may be uncertainty regarding the rights of a holder of a Note, if any, to access funds in the funding account.

We currently maintain the funding account at Wells Fargo Bank "for the benefit of" our investors. This so-called "FBO account" is a pooled account titled in our name "for the benefit of" our investors. Although we believe that amounts funded by our investors into the FBO account at Wells Fargo should not be subject to claims of creditors of Mosaic other than the investors for whose benefit the funds are held, the legal title to the FBO account, and the attendant right to administer the FBO account, would be property of Mosaic's bankruptcy estate. As a result, if Mosaic became a debtor in a bankruptcy proceeding, the legal right to administer the funds in the FBO account would vest with the bankruptcy trustee or debtor in possession. In that case, while neither Mosaic nor its creditors should be able to reach those funds, the investors may have to seek a bankruptcy court order lifting the automatic stay and permitting them to withdraw their funds. Investors may suffer delays in accessing their funds in the FBO account as a result. Moreover, U.S. bankruptcy courts have broad powers and, if Mosaic has failed to properly segregate or handle investors' funds, a bankruptcy court could determine that some or all of such funds were beneficially owned by Mosaic and therefore that they became available to the creditors of Mosaic generally. See "About the Mosaic Platform – Servicing and Collection of SPE Obligations" for more information.

When you commit to purchase a Note, you must commit funds toward your purchase as much as 150 days prior to the time when your Note is issued and begins paying interest.

To enable us to fund the solar power projects that we finance through the sale of Notes, we keep each financing request open for up to 90 days, during which time investors may make commitments to purchase Notes in the series corresponding to that financing request. After you commit funds toward the purchase of a Note, your funds will be held in the FBO account, where they will not earn interest, until the end of the 90-day listing period or such earlier time as we obtain Note purchase commitments that are sufficient to fully fund the project. After a project is funded, the Notes will be issued either upon interconnection, in the case of a Term Financing, or upon the issuance of a local building permit for the project, in the case of a Construction Loan Financing. In the event interconnection does not occur within 60 days after the project is funded, in the case of a Term Financing, or a building permit is not issued within 30 days after the project is funded, in the case of a Construction Loan Financing, then the financing will be terminated, the investors will be released from their Note purchase commitments, and their funds will be returned to their funding accounts. During the period between the time you commit to purchase a Note and the time when your Note is issued or the financing is terminated, as the case may be, you will not have access to the funds in your funding account, and those funds will not earn interest.

With most of the solar power projects we finance, the SPE is permitted to prepay its SPE obligations at any time without penalty. SPE prepayments will extinguish or limit your ability to receive additional interest payments on a Note.

Prepayment by an SPE occurs when an SPE decides to pay some or all of the principal amount on its SPE Obligations earlier than originally scheduled. With most of the solar power projects financed on our platform, SPEs may prepay all or a portion of the remaining principal amount at any time without penalty. Upon a prepayment of the entire remaining unpaid principal amount of the SPE Obligations on which your Notes are dependent for payment, you will receive your share of such prepayment, net of our servicing fee, but further interest will not accrue after the date on which the payment is made. If prevailing commercial loan rates decline in relation to the Notes' interest rates, SPEs may choose to prepay their SPE Obligations with lower-cost funds. If an SPE prepays a portion of the remaining unpaid principal balance on its SPE Obligations, the term for repayment of the SPE Obligations will not change, but interest will cease to accrue on the prepaid portion. In addition, you may not be able to find a similar rate of return on another investment at the time at which the SPE Obligations are prepaid. Prepayments are subject to our servicing fee, even if they occur immediately after issuance of your Note. See "Summary of Material Agreements – The Notes." for more information.

Purchasers of Notes will not have the protection of a trustee, an indenture or the provisions of the Trust Indenture Act of 1939.

Because this offering is being made in reliance on the exemption from registration under Regulation A promulgated under the Securities Act, it is not subject to the Trust Indenture Act of 1939. Consequently, purchasers of Notes will not have the protection of an indenture setting forth obligations of the Company for the protection of Note holders or a trustee appointed to represent their interests.

We rely on third-party banks and on third-party computer hardware and software. If we are unable to continue utilizing these services, our business and ability to service the SPE Obligations on which the Notes are dependent may be adversely affected.

Because we are not a bank, we cannot belong to and directly access the Automated Clearing House ("ACH") payment network, and we must rely on an FDIC-insured depository institution to process our transactions, including payments of SPE Obligations and remittances to holders of the Notes. We currently use Wells Fargo Bank and Bridge Bank for these purposes, but may change banks at any time. Under the ACH rules, if we experience a high rate of reversed transactions (known as "chargebacks"), we may be subject to sanctions and potentially disqualified from using the system to process payments. We also rely on computer hardware purchased and software licensed from third parties to operate our platform. This purchased or licensed hardware and software may be physically located off-site, as is often the case with "cloud services." This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If we cannot continue to obtain such services elsewhere, or if we cannot transition to another processor quickly, our ability to process payments will suffer and your ability to receive principal and interest payments on the Notes will be delayed or impaired.

If the security of our investors' confidential information stored in our systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

Our platform stores investors' bank information and other personally-identifiable sensitive data. Any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors and solar power developers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose investors.

We currently have no arrangement for backup servicing. If we fail to maintain operations, you will experience a delay and increased cost in respect of your expected Note payments, and we may be unable to collect and process payments from SPEs.

We currently have no arrangement in place for backup servicing. If our platform were to fail or we became insolvent, we would attempt to transfer our servicing obligations to a third party back-up servicer. However, if we have not entered into an arrangement for backup servicing prior to the time we become unable to continue servicing the SPE Obligations, there can be no assurance that we will be able to arrange for backup servicing on a timely basis, if at all. Moreover, to the extent we do have a backup servicing arrangement in place, there can be no assurance that this back-up servicer will be able to adequately service the outstanding SPE Obligations. If this back-up servicer assumes the servicing of the SPE Obligations, it will impose additional servicing fees, reducing the amounts available for payments on the Notes. Additionally, transferring these servicing obligations to our back-up servicer may result in delays in the processing and recovery of information with respect to amounts owed on the SPE Obligations or, if our platform becomes inoperable, may prevent us from servicing the SPE Obligations and making Note payments. If our back-up servicer is not able to service the SPE Obligations effectively, or if we are unable to make arrangements for backup servicing prior to an interruption in our servicing activities, investors' ability to receive payments on their Notes may be substantially impaired.

Any significant disruption in service on our website or in our computer systems could reduce the attractiveness of our platform and result in a loss of users.

If a catastrophic event resulted in a platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services infrastructure are critical to our operations, level of customer service, reputation and ability to attract new users and retain existing users. Our hosting services infrastructure is provided, owned, and operated by a third party (the "Hosting Provider"). We also maintain a backup system at a separate location that is owned and operated by a third party. Our Hosting Provider does not guarantee that our users' access to our website will be uninterrupted, error-free or secure. Our operations depend on our Hosting Provider's ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with our Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of our Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to service the SPE Obligations or maintain accurate accounts, and could harm our relationships with our users and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage at a Hosting Provider facility. These factors could prevent us from processing or posting payments on the SPE Obligations or the Notes, damage our brand and reputation, divert our employees' attention, and cause users to abandon our platform.

Events beyond our control may damage our ability to maintain adequate records, maintain our platform or perform our servicing obligations.

If a catastrophic event resulted in our platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. Such events could include, but are not limited to, fires, earthquakes, terrorist attacks, natural disasters, computer viruses and telecommunications failures. We store back-up records in offsite facilities located in third-party, off-site locations. If our electronic data storage and backup storage system are affected by such events, we cannot guarantee that you would be able to recoup your investment in the Notes.

The Notes will not be listed on any securities exchange, and no liquid market for the Notes is expected to develop.

The Notes will not be listed on any securities exchange or interdealer quotation system. Prior to this offering, there has been no trading market for the Notes. We do not expect that a trading market for the Notes will develop in the foreseeable future, nor do we intend to offer any features on our platform to facilitate or accommodate such trading. Therefore, any investment in the Notes will be highly illiquid, and investors in the Notes may not be able to sell or otherwise dispose of their Notes in the open market. Accordingly, you should be prepared to hold the Notes you purchase until they mature.

The U.S. federal income tax consequences of an investment in the Notes are uncertain.

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Notes as our indebtedness for U.S. federal income tax purposes. As a result of such treatment, the Notes will have original issue discount, or OID, for U.S. federal income tax purposes because payments on the Notes are dependent on payments on the corresponding SPE Obligations. Further, a holder of a Note will be required to include the OID in income as ordinary interest income for U.S. federal income tax purposes as it accrues (which may be in advance of interest being paid on the Note), regardless of such holder's regular method of accounting. This characterization is not binding on the IRS, and the IRS may take contrary positions. Any differing treatment of the Notes could significantly affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Accordingly, all prospective purchasers of the Notes are advised to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase and ownership of the Notes (including any possible differing treatments of the Notes).

The Notes could be treated as contingent payment debt instruments for U.S. federal income tax purposes.

The Notes could be subject to Treasury regulations under which they will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Should this occur, you may recognize interest income on the Notes significantly in excess of the stated interest payments received thereon. Also, under these Treasury regulations, a U.S. holder generally will recognize ordinary income, rather than capital gain, upon a sale, exchange, conversion, repurchase or redemption of a Note.

Our ability to pay principal and interest on a Note may be affected by our ability to match the timing of our income and deductions for U.S. federal income tax purposes.

Our ability to pay principal and interest on a Note may be affected by our ability, for U.S. federal income tax purposes, to match the timing of income we receive from a corresponding SPE Obligations and the timing of deductions that we may be entitled to in respect of payments made on the Notes that we issue. For example, if the Notes, but not the corresponding SPE Obligations, are treated as contingent payment debt instruments for U.S. federal income tax purposes, there could be a potential mismatch in the timing of our income and deductions for U.S. federal income tax purposes, which could affect our ability to make payments on the Notes.

Purchasers of Notes will have no control over Mosaic and will not be able to influence Mosaic corporate matters.

The Notes grant no equity interest in Mosaic to purchasers, nor do they give purchasers the ability to vote on or influence our corporate decisions. As a result, our stockholders will continue to exercise 100% voting control over all our corporate matters, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of the Company or its assets.

The Notes will not restrict our ability to incur additional indebtedness.

If we incur additional debt after the Notes are issued, it may adversely affect our creditworthiness generally, and could result in the financial distress, insolvency, or bankruptcy of Mosaic. As discussed above, the financial distress, insolvency or bankruptcy of Mosaic could impair your ability to receive the principal and interest payments you expect to receive on your Notes.

Our lending activities are not subject to regulation of any state or federal regulatory agency

Mosaic is not subject to the period examinations to which commercial banks, savings banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to period review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

Risks to our business could have an adverse impact on our ability to service the SPE Obligations or cause our business to fail altogether

Although you are not investing in Mosaic's business, a curtailment of our activities or failure of our business would result in a disruption in our ability to service the SPE Obligations, which could cause interruptions in the repayment of the Notes or, in the event we enter into bankruptcy proceedings, could result in uncertainties regarding your rights to repayment under the Notes. See "If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Notes could be uncertain, and the recovery, if any, of a holder on a Note may be substantially delayed and substantially less than the principal and interest due and to become due on the Note" and "In a bankruptcy or similar proceeding of Mosaic, there may be uncertainty regarding the rights of a holder of a Note, if any, to access funds in the FBO account." Risks and uncertainties that may affect our financial condition and results of operations include the following:

- We have incurred net losses in the past and we expect to incur net losses in the future. Our net loss for the year ended December 31, 2011 was $202,541. If we fail to become profitable in the future, that could impair the operations of our platform by limiting our access to working capital to operate the platform, and could ultimately result in our insolvency or bankruptcy.

- At this early stage in our development, we have funded substantially all of our operations with proceeds from private financings from individual investors and venture capital firms. To continue the development of our platform, we will require substantial additional funds. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to reduce or terminate our operations.

- The commercial lending market for asset-backed lending in general and lending to solar power projects in particular is competitive and rapidly changing. Our principal competitors include major banking institutions and other energy finance companies. If our platform is successful, competitors with significantly greater resources, greater brand recognition, more extensive business relationships and longer operating histories than Mosaic could enter the market and begin competing with us. Competition could result in reduced volumes, reduced fees or the failure of our lending platform to achieve or maintain more widespread market acceptance.

- To succeed, we must increase transaction volumes on our platform by financing a large number of solar power projects and attracting increasing numbers of investors to a novel and unfamiliar online investment platform. If we are not able to attract qualified solar power projects and sufficient investor purchase commitments, we will not be able to increase our transaction volumes.

Risks Related to Compliance and Regulation

If we are required to register under the Investment Company Act or became subject to the SEC's regulations governing broker-dealers, our ability to conduct our business could be materially and adversely affected.

The SEC heavily regulates the manner in which "investment companies" and "broker-dealers" are permitted to conduct their business activities. We believe we have conducted, and we intend to continue to conduct, our business in a manner that does not result in Mosaic being characterized as an investment company or a broker-dealer. If, however, we are deemed to be an investment company or a broker-dealer, we may be required to institute burdensome compliance requirements and our activities may be restricted, which would affect our business to a material degree.

Increased regulatory focus could result in additional burdens on our business.

The financial industry is becoming more highly regulated. Legislation has been introduced recently by both U.S. and foreign governments relating to financial institutions and markets, including alternative asset management funds that would result in increased oversight and taxation. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds. Such investigations may impose additional expenses on us, may require the attention of senior management and may result in fines if we are deemed to have violated any regulations.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to lending. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be required to pass along those costs to our investors in the form of increased fees. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of commercial financing, which would adversely affect the viability of our platform.

Our business depends on a regulatory environment with favorable incentives for solar. Any policy changes that reduce available incentives for solar power projects may affect our ability to finance such projects.

The economic viability of the solar power projects we are financing is dependent upon federal, state, local and utility-based incentive programs. Federal programs include the investment tax credit ("ITC"), which functions as a 30 percent uncapped tax credit for residential solar systems under Section 25D of the Internal Revenue Code of 1986 (the "Internal Revenue Code") and commercial solar systems under Section 48 of the Internal Revenue Code. The ITC is in effect through December 31, 2016.

The Section 1603 program, created in 2009, allowed solar and other renewable energy developers to receive a direct federal grant in lieu of the ITC. The program, originally approved through the end of 2010, was extended for an additional year, and expired on December 31, 2011. A solar power project may still be eligible for a Section 1603 grant if the developer has commenced construction by December 31, 2011, or if the developer has satisfied a "safe harbor" requirement by incurring 5% of the total project costs by the December 31, 2011 deadline. After the grant has been issued, it may be recaptured by the government if, within five years of the date the solar power project is placed in service, any interest in the solar power project or company is transferred to certain prohibited persons, the equipment ceases to be specified energy property (consisting of tangible property for which depreciation or amortization is allowable or the equipment is taken out of service (other than due to an "act of God"). Specified energy property includes only tangible property (not including a building or its structural components) for which depreciation, or amortization in lieu of depreciation, is allowable. If there are any changes in the solar power project such that it is no longer defined as specified energy property, or ownership is transferred to another entity other than the SPE, the government may seek to recapture the value of the Section 1603 grant and potentially affect the SPE's ability to pay its SPE Obligations.

Solar power projects also qualify for various depreciation provisions under the Internal Revenue Code. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 included provisions that allow companies to elect a 100 percent depreciation of eligible property through 2011 and a 50 percent bonus depreciation through 2012. The 100 percent expensing is a way for companies with qualified, new solar power projects to depreciate 100 percent of the capital investments placed in service after September 8, 2010 through December 31, 2011. For companies that place equipment in service after 2011, the bill contains a 50 percent bonus depreciation provision that companies can elect for qualifying property through December 31, 2012. Failure for the federal government to extend these policies beyond their expiration date may affect the ability of developers to make their solar power projects economically viable, affecting the pool of potential developers financing solar projects through our platform.

Our business depends on a free market in which the price of solar power is determined by global supply and demand. Any shifts in national trade policy that increase component pricing may affect our ability to finance solar power projects.

On March 20, 2012, the U.S. Department of Commerce imposed import tariffs on solar panels made in China, ranging from 2.9% to 4.74%. Additional tariffs may be imposed if the Commerce Department finds that Chinese panel manufacturers have been dumping solar panels on world markets, selling them below cost.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this Offering Circular regarding solar projects, solar customers, SPEs, our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

- expected rates of return and interest rates;
- the attractiveness of our platform;
- our financial performance;
- regulatory developments; and
- our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. We have included important factors in the cautionary statements included in this Offering Circular, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements contained in this prospectus. Forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this Offering Circular completely and with the understanding that actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PLAN OF DISTRIBUTION

We will offer the Notes to our investors at 100% of their principal amount. According to our current plans, the Notes will be offered only by Mosaic through the Mosaic website, and there will be no underwriters or underwriting discounts. In the future, however, we may offer Notes through the efforts of brokers, dealers or placement agents with whom we may enter into agreements with from time to time, under which we will pay fees or commissions to such brokers, dealers or placement agents. In connection with such agreements, we may agree to indemnify these brokers, dealers or placement agents for certain liabilities, including liabilities under the Securities Act.

The Notes will be offered on an ongoing and continuous basis. Each series of Notes will be subject to a minimum proceeds amount related to the amount needed to fund the corresponding solar power project, which is 60% of the amount requested to fund the project. Funds committed by investors toward the purchase of Notes will be held for up to 150 days, in the case of a Term Financing, or 120 days, in the case of a Construction Loan Financing, before it is determined that we have received commitments for the 60% minimum proceeds amount, and the other conditions to the issuance of the Notes have been satisfied. See "About the Mosaic Platform" for more information.

USE OF PROCEEDS

We will use the proceeds of the Notes to fund the development of solar power projects. Each series of Notes will fund a specific project, with proceeds being applied toward the equipment purchases, installation costs, permits and interconnection to the utility grid in the case of both Construction Loan Financings and Term Financings, and operating costs and system maintenance in the case of Term Financings.

ABOUT THE MOSAIC PLATFORM

Overview

Mosaic operates an online "crowdfunding" platform that connects investors with opportunities to finance solar power projects. The Mosaic platform allows investors to purchase Notes whose proceeds are used to finance the purchase of equipment and other installation costs for solar power projects that are owned by SPEs controlled by Mosaic or third-party solar project developers.

Payment on each series of Notes is dependent on satisfaction of the corresponding payment obligations of the SPE whose project was financed by the proceeds of those Notes; we refer to these payment obligations as "SPE Obligations." These SPE Obligations are repaid out of Incentive Payments from governmental or nonprofit entities or electric utilities and, in the case of some projects, out of the corresponding payments by the solar customer under a lease or PPA with the SPE. SPE Obligations are secured by the assets owned by the SPE in connection with the corresponding solar power project, including the SPE's rights to receive payments under the lease or PPA. We believe that the financing we provide to solar projects will be provided at more attractive interest rates than those offered by traditional sources of small business credit and that the Notes will offer interest rates and credit characteristics that investors will find attractive compared to other debt securities available to them.

At present, our crowdfunding platform operates online only. Our registration, processing and payment systems are automated and electronic. We encourage the use of electronic payments as the preferred means to disburse funds to an SPE and to remit cash payments on outstanding SPE Obligations. We are not a bank and have no physical branches and engage in no deposit-taking or interest payment activities other than in connection with Note repayment. Our website provides detailed information about our platform, including detailed fee information, the full text of our member legal agreements, help pages and white papers. In addition to the customer support materials available on our website, we make additional customer support available to members by email and phone. Our customer support team is currently located at our headquarters in Berkeley, California.

We believe that our platform is likely to attract users who not only wish to invest in solar power but may also be interested in installing solar systems at their own homes or businesses. Our platform provides a means for investors to indicate their interest in installing solar systems. We forward this information as leads to Partners of Mosaic that run businesses that build or develop solar projects. We also generate leads through social networks.

We currently expect to earn revenue from three principal sources:

- a one-time origination fee charged to the developer of the solar power project equal to 2% to 6% of the total amount raised for the project through the sale of Notes;
- a servicing fee that is charged to investors and deducted from each payment on the Notes; and
- sales of leads to Partners.

When we develop a solar power project through our own SPE rather than working with a third-party developer, in lieu of the origination fee, we earn revenue directly through the Incentive Payments and lease or PPA payments received by the SPE in connection with the project.

Background

U.S. Photovoltaic Industry

Demand for photovoltaic (PV) power in the U.S. has grown significantly over the last few years, and is projected by the Solar Energy Industries Association (SEIA) to continue growing rapidly. According to SEIA, from 2005 to 2011, the U.S. PV market grew at an average annual rate of 64%, and SEIA has projected a compound annual growth rate of 30% between 2011 and 2015. According to market segment data from GTM Research, installed capacity of utility-scale PV projects more than tripled from 70 MW in 2009 to 242 MW at the end of 2010.

As of the third quarter of 2011, utility-scale projects, which are projects of generally greater than 3MW in size with an electric utility energy purchaser, represented almost one-third of all installed PV in the U.S. Net-metered non-residential and residential projects have also grown significantly over the past two years, growing at an average annual rate of 86% and 44%, respectively, from 2009 to 2011. Net-metered non-residential projects include those located at customer facilities, such as municipal buildings, schools, hospitals and commercial enterprises. Net-metering laws encourage the adoption of solar power by compensating solar customers for excess power that is transmitted into the grid, in the form of a credit on future electricity bills.

For most solar projects, government subsidies are a critical component of both initial financing and investor returns. In the U.S., the most important government subsidy has been the investment tax credit, which entitles a solar equipment owner to a tax credit equal to 30% of qualified solar installation costs. There are some restrictions as to how the tax credit can be applied – for instance, for individuals tax credits may only be used to offset passive income (consisting of income from rental activity or a business in which the taxpayer does not materially participate) – whereas entities are permitted to offset all taxable income. To take full advantage of the tax credit, a solar investor must have tax liability that is at least equal to the credit amount, which makes solar projects only attractive to investors that are generating the right type of taxable income. Solar investors can capture the tax credit by acquiring direct ownership interests in solar projects or by investing in a fund that owns solar projects, referred to as a "tax equity fund."

In 2009, through the adoption of Section 1603 of the American Reinvestment and Recovery Act, Congress created a program under which the owner of a solar installation could receive a 30% cash grant in lieu of an investment tax credit. The Section 1603 incentive provided a much-needed stimulus to the solar industry, reducing the market's dependence on investors with tax liabilities that could be offset by the investment tax credit. Although the Section 1603 program expired on December 31, 2011, a project may still be eligible for a Section 1603 grant if the developer either commenced construction by December 31, 2011 or took advantage of a "safe harbor" under the program by incurring 5% of the total eligible project costs by the December 31, 2011 deadline. Many developers have safe-harbored significant amounts of project assets to preserve the incentives associated with the Section 1603 program well into 2013.

The economics of solar projects are also affected by the prices of PV panels and related electrical components, which have fallen dramatically over the last few years. According to industry research firm Clean Edge, the global average price of installed solar PV systems has dropped from $7.20 per watt in 2007 to $3.47 per watt in 2011. Prices continue to fall, though this may change due to changes in U.S. trade policy towards panels imported from China. On March 20, 2012, the U.S. Department of Commerce imposed import tariffs on solar panels made in China, ranging from 2.9% to 4.74%. Additional tariffs may be imposed if the Commerce Department finds that Chinese panel manufacturers have been "dumping" solar panels on world markets (i.e., selling them below cost).

Solar Power Finance

The solar finance industry is in the early stages of development. The combination of falling component prices and favorable incentive programs has stimulated growth of solar power in the U.S., but the supply of debt and equity financing for project development has been slow to catch up. GTM Research has estimated that, due to expected U.S. solar industry growth, there will be over $50 billion of financing needed for PV projects over the next five years.

Solar power projects at residential locations or small or medium-size businesses are generally owned by an SPE (typically a limited liability company), which holds title to all of a project's assets (such as solar panels, inverters and racking systems), is entitled to a project's available federal and state incentives, and is party to the contractual rights and obligations arising out of project activities including the lease or PPA with the solar customer.

Solar power projects, like other energy generating assets, are capital-intensive and require up-front financing to pay for construction and long-term ownership. Solar installations are considered long-term assets and are usually financed with a combination of government incentives and debt and equity capital. A few of the most common forms of debt financing for solar power projects include:

- construction finance, used to make payments to an engineering, procurement and construction builder of a solar power system;

- term debt, which is provided to the SPE to finance the long term ownership of the solar power system, and is paid to the SPE upon interconnection of the project; and

- bridge loans, which are typically used to "bridge" the financing of a project until an SPE receives an Incentive Payment.

Because the up-front costs of solar power systems are high, instead of purchasing a system, many solar power customers prefer to lease their systems or enter into a PPA under which they purchase the system's electricity output from the SPE. Such leases or PPAs generate an ongoing payment stream from which lenders or investors who have financed the initial installation can obtain a return on their investment.

Some state and local governments and many foreign governments promote solar power generation through feed-in tariff programs. A feed-in tariff permits a private party to generate solar power (or other forms of renewable energy) for sale directly to the local electric utility at a predetermined price. This price is typically set at a level that ensures that the seller can earn a profit from the generation of power. The solar developer might install a rooftop PV system in the same fashion as it would under a more traditional lease or PPA arrangement, but would enter into a PPA directly with the utility, while paying rent to the building owner for the right to maintain a the system on the building's roof.

The following diagram shows the structure of a typical solar finance arrangement:



Solar Customer
PPA/lease payments
Mosaic Investors
Note Investment
Note Repayments
Servicing Fees
Mosaic Platform
Origination Fee
Note Proceeds
Security Interest
Loan Repayment
Project SPE
• PPA or Lease
• System hardware
• Incentive payments

Sources of debt and equity for solar project finance have historically been volatile, influenced by changes in the economy, capital markets and government incentives for renewable energy. Between 2008 and 2010, solar finance was considerably constrained by the global economic recession, when sources of financing tied to investment tax credits were severely constrained and bank lending decreased dramatically. However, conditions have become more favorable for solar finance as the global economy has improved, with banks, private equity and other investors increasing their investments in the sector.

Debt financing for solar projects is provided by a limited number of commercial banks and specialty lenders. Because of relatively high transaction costs, banks generally focus on lending to large projects or portfolios of projects, where the total loan amount is over $10 million. Although certain banks and specialty lenders will lend to projects or portfolios in smaller amounts, demand for such financing is significantly greater than supply, and the resulting lending rates are often too high for most projects to utilize. Additionally, because the solar industry is relatively new in the U.S., few financial institutions have invested the resources to build a solar financing practice. Much of the financing in the market comes from so-called "specialty lenders" – typically small funds or high net worth individuals who specialize in solar investment. Tax equity financing has served an important role in solar project finance, providing up to 55% of project financing when coupled with other tax benefits such as accelerated depreciation. However, tax equity financing is directly dependent upon profitability and institutions that choose to use it to manage their tax liability, hence making it a less stable source of financing. According to GTM Research, prior to the recent global economic recession, approximately $6.1 billion of tax equity was available for investments in renewable energy. This fell to $1.2 billion in 2009, but rose again to $3.7 billion in 2010 as institutions improved their profitability.

In general, the types of solar financing we expect to participate in are the following:

- Long term financing for projects with safe-harbored equipment that allow SPEs to qualify for the 30% Section 1603 cash grant offered by the federal government;

- Long term financing for projects that qualify for high-value incentives at the state and local level; and

- Short-term financing for projects where the financing can be repaid by Incentive Payments, such as the Section 1603 program, or longer-term "take-out" financing.

Crowdfunding

Crowdfunding is a rapidly growing financing method involving the aggregation of capital from small investors using the Internet. Two leading peer-to-peer lending platforms, Prosper Marketplace, Inc. and LendingClub Corporation, have provided loans totaling more than $250 million and $460 million, respectively, often at significantly lower interest rates than a bank would offer under similar circumstances, while offering investors annual returns of between 5% and 10% for the top three credit grades. Each of these companies has reported annual growth of at least 50%, with 500,000 new members in the first three years of its operation and over 1 million members overall.

We believe that solar project finance represents an even greater crowdfunding opportunity than consumer lending. The Note repayment obligations are backed by SPE Obligations, which are secured by the assets of the solar power project and backed by the cash flows associated with the lease or PPA. Moreover, the solar customer has a strong incentive to continue the relationship on a long-term basis because the lease or PPA provides the customer with an essential commodity that in most cases is not available from other sources at lower prices, which we believe reduces the risk of prepayment or default.

Our Financing Model

Mosaic views solar finance through crowdfunding as an important new market opportunity. Key drivers of crowdfunding for solar include:

- reduced project origination and financing request costs coupled with improved credit analysis and tracking;

- lower interest rates for financing of solar projects;

- attractive returns for investors;

- the opportunity to promote renewable energy by investing in solar power projects; and

- growing acceptance of the Internet as an efficient and convenient forum for investment transactions.

The Solar Project Development Process

A solar project's timeline can be divided into the following stages: Pre-Construction, Construction and Post-Interconnection.

Pre-Construction

During the Pre-Construction phase, the developer must commit working capital to sales and design costs. Additionally, the developer funds the process of:

- identifying a proper building site with a creditworthy solar customer;
- researching applicable state and federal incentive programs and understanding which incentives the project is qualified for;
- designing a system that generates enough energy (and therefore, revenue) to produce a return on investment;
- setting up the SPE; and
- securing vendor financing for the installation's components, such as PV panels, inverters and racking hardware.

Construction

Typically, the solar project developer will utilize a third-party engineering, procurement and construction service ("EPC") to install the system. During the Construction phase, the developer needs capital to pay the EPC, which typically comes from a construction loan or equity investments. Although the construction timeline may vary depending upon the system size and weather conditions, construction of a 200kW system typically takes one to two months.

Post-Interconnection

Following completion of construction, a utility company inspection will generally occur within one month, after which, provided the system passes inspection and the application documentation is approved, the solar power project receives permission to operate and connect to the power grid. This step is typically referred to as "interconnection." At this point the solar power system begins commercial operation and the solar customer begins making payments to the SPE under the lease or PPA. Alternatively, under a feed-in tariff program offered by the local electric utility, the SPE will lease the rooftop space from the building owner and enter into a PPA directly with the utility.

Financing of Solar Projects

Mosaic intends to offer solar project financing to meet various needs of solar project developers and SPEs. Mosaic will initially offer two types of financing to solar projects – longer-term "Term Financing" and short-term "Construction Loan Financing":

Term Financing

In a Term Financing, Mosaic makes a loan to the SPE in exchange for a promissory note having a repayment term of three to seven years at a fixed interest rate. In some cases, Mosaic may also supply the solar power equipment, which it will sell to the SPE in return for a separate promissory note having the same repayment term as the term note and a fixed interest rate. We refer to these promissory notes as "SPE Obligations." Cash generated from the project's Incentive Payments and lease or PPA revenues are used to pay off the SPE Obligations, which are typically senior to the SPE's other financing obligations.

Construction Loan Financing

In a Construction Loan Financing, Mosaic makes a three- to nine-month term loan ("Construction Loan") to an SPE at a fixed rate. Proceeds from the loan are used to fund purchases of equipment, labor and other costs incurred during the Construction phase of the project. The SPE pays off the Construction Loan upon interconnection or shortly thereafter with funds from an Incentive Payment, take-out financing, or available cash.

How Our Platform Operates

Mosaic Investor Account

To begin investing on the Mosaic platform, an investor must first register on our website and then create an investor account. Individual investors must be at least 18 years of age and a U.S. resident. When registering, the investor must agree to our platform rules and terms of use, including consent to receipt of disclosures electronically, and must agree to a tax withholding statement. The investor must also agree to our investor registration agreement, which governs all sales of our Notes to investors.

To create an account, an investor who is an individual must provide his or her name, address, email address and social security number, and either a state driver's license or state identification card number. An entity investor must provide the name of the entity, its address, the name and email address of a contact person, and the entity's taxpayer identification number.

Before an investor may begin investing on our platform, the investor must agree to our rules, limitations, processes and procedures for originating, servicing and collecting SPE Obligations and for purchasing Notes through the Mosaic platform. In addition, the investor must satisfy our minimum financial suitability standards and maximum investment limits as then in effect, in the state in which the investor resides.

Project Funding and Treatment of Investor Balances

Prior to purchasing Notes, investors must transfer funds to a funding account maintained on our platform, which we refer to as a "funding account." Investors place funds in their funding account by authorizing an electronic transfer using the ACH network from the investor's designated and verified bank account to the account we currently maintain at Wells Fargo Bank. This account is a pooled account titled in our name "for the benefit of" Mosaic investors, known as the "FBO account," and is a non-interest bearing demand deposit account. All funds to be applied to an investor's Note purchases are held in this FBO account, and all Note payments payable to the investor are deposited in the FBO account.

Investors have no direct relationship with Wells Fargo in connection with the FBO account. Mosaic is the trustee for the FBO account. In addition to outlining the rights of investors, the trust agreement provides that we disclaim any economic interest in the assets in the FBO account and also provides that each investor disclaims any right, title or interest in the assets of any other investor in the FBO account. No Mosaic funds are ever commingled with the assets of investors in the FBO account.

Under the FBO account, we maintain sub-accounts for each of the investors on our platform to track and report funds committed by investors to purchase Notes, as well as payments received from SPEs. These record-keeping sub-accounts are purely administrative and reflect balances and transactions concerning the funds in the FBO account.

The FBO account is FDIC-insured on a "pass through" basis to the individual investors, subject to applicable limits. This means that each investor's balance is protected by FDIC insurance up to the limits established by the FDIC. Other funds the investor has on deposit with Wells Fargo, for example, may count against any applicable FDIC insurance limits.

Funds of an investor may stay in the FBO account indefinitely. Such funds may include:

- funds in the investor's sub-account never committed to purchase Notes;
- funds committed to the purchase of Notes for which the underlying financing has not closed; or
- payments received from us related to Notes previously purchased.

Upon request, we will transfer investor funds in the FBO account to an investor's verified bank account by ACH transfer, provided such funds are not already committed to the future purchase of Notes.

Solar Project Financing Requests

The financing of each solar project on the Mosaic platform generally commences with the developer requesting financing from Mosaic. When Mosaic is acting as the developer, this request may come directly from the solar customer. The amount financed generally ranges from $20,000 to $500,000, and the term of the indebtedness ranges from three months to seven years. Each solar power project is financed through an SPE that is created for that project only and is not permitted to incur other indebtedness or obligations for any other purpose.

A team led by our Vice President of Project Finance reviews the financing request. This team reviews various aspects of a project, including information pertaining to the economic viability of the project and the credit risk associated with the developer and the solar customer. For a Term Financing, the project review process may include evaluation of:

- project performance modeling, including solar irradiance values, equipment bankability and potential design issues;
- projected project cash flows, including PPA or lease revenue, Incentive Payments and assumed operating and maintenance expense;
- the project developer's track record of owning and developing similar projects and their overall credit;
- operating and maintenance arrangements over the term of the SPE Obligations;
- solar customer credit assessment, including review of third party credit reports, tax returns, financial reports, other debt obligations, outstanding liens, and previous bankruptcies or credit concerns;
- site development status, including status of permits, construction and utility interconnection; and
- host building relationship to solar customer and overall credit of building owner.

For a Construction Loan Financing, the project review process may include evaluation of:

- engineering, procurement and construction firm bonding authority, track record of constructing similar projects, and insurance;
- solar customer contracts, including PPAs or leases;
- site development status;
- project credit criteria, including developer credit and solar customer credit; and
- status of term financing, Incentive Payments, or other take-out financing.

We generally do not independently verify the information provided by the developer or the solar customer. Investors have no ability to verify this information, and we do not verify it at the request of an investor.

Standard Terms of Mosaic Financing

SPE Obligations are secured obligations of SPEs with a fixed interest rate and a maturity of three to seven years in the case of a Term Financing or three to nine months in the case of a Construction Loan Financing. The SPE Obligations are generally secured by a first lien security interest in the assets owned by the SPE related to the solar power project, including the SPE's rights to receive payments under the lease or PPA. SPE Obligations related to Term Financings have an amortizing, monthly repayment schedule, and SPE Obligations relating to Construction Loan Financings have a single balloon payment. SPE Obligations may be prepaid in whole or in part at any time without prepayment penalty. In the case of a partial prepayment, we automatically reduce the outstanding principal, but the monthly payment relating to Term Financing indebtedness is left unchanged, effectively reducing the term over which the SPE Obligations are repaid.

Financing Postings Available on the Mosaic Website

Once a financing request for a solar power project has been reviewed and approved and the interest rate for the related SPE Obligations has been agreed to, the project profile is posted on our website. Investors may browse different project pages and choose the ones in which they wish to invest. Projects are listed under names selected by the project developer, and the identity of the solar customer is not provided. Investors are able to view, among other things:

- the requested financing amount and type of financing;
- the size and location of the project;
- interest rate for the SPE Obligations;
- tenor and amortization terms of the SPE Obligations;
- the terms of the lease or PPA with the solar customer (in the case of a Term Financing);
- a summary of the project's expected energy production, cost savings to the solar customer and environmental impacts.
- total funding that has been committed to date for purchase of Notes related to that financing request; and
- the number of investors committed to funding Notes related to that financing request.

Investors are also able to view information about the solar customer and the credit risk associated with that customer, such as assets, liabilities and income. We generally present this information as it is provided by the developer or the solar customer and do not verify it independently. We do not provide detailed information regarding the SPE. The SPE is formed solely for the purpose of developing the solar power project being funded by the series of Notes. It has no operating history and will not have any debt senior to or on a parity with the SPE Obligations.

Each financing request remains open for up to 90 days, during which time investors may make commitments to purchase Notes in the series corresponding to that financing request. As soon as Mosaic receives funding commitments aggregating the full amount of the financing request, or if, at the end of the 90-day listing period, we have received Note purchase commitments sufficient to fund at least 60% of the listed financing amount, the corresponding solar power project will be funded and Notes of that series will no longer be available for purchase by investors. If, after the end of the listing period, we have not received commitments sufficient to fund at least 60% of the listed financing amount, investors will be released from any Note purchase commitments they have made with respect to that financing request. If the developer chooses to relist the project, previous investment commitments relating to that project will no longer be effective, and investors will be given a new opportunity to consider whether to invest in the project.

After a project is funded, the Notes will be issued either upon interconnection, in the case of a Term Financing, or upon the issuance of a local building permit for the project, in the case of a Construction Loan Financing. In the event interconnection does not occur within 60 days after the project is funded, in the case of a Term Financing, or a building permit is not issued within 30 days after the project is funded, in the case of a Construction Loan Financing, then the financing will be terminated, the investors will be released from their Note purchase commitments, and their funds will be returned to their funding accounts.

How to Purchase Notes

After a financing request has been posted on our website, individual investors who have registered with us and who reside in states in which the Notes are available for sale may commit to purchase Notes in the series corresponding to that financing request.

To purchase Notes, investors may browse all active project listings on our website. As investors browse projects, they can click on any of the listings to view the project page. The project page includes information about the project, the solar customer, the SPE and the SPE Obligations as described above under "Financing Postings Available on the Mosaic Website." Investors may opt to invest in any of the listed projects and may invest in as many projects as they want. In order to invest in one or more projects, the investor clicks on the desired project or projects and indicates the amount that he or she wishes to apply toward the purchases of Notes in each corresponding series, similar to when an online shopper places items in his or her online shopping cart. The investor may commit any amount of funds up to the amount available in the investor's funding account, subject to such maximum investment amounts as may be imposed by the investor's state of residence. The investor is then prompted to confirm his or her "order." After such confirmation occurs, this commitment of funds represents the investor's binding commitment to purchase the selected Notes. From that point on, the committed funds may no longer be withdrawn or committed to other projects, except that if a project included in the investor's "order" is not funded (as described above), funds applied toward the purchase of a Note corresponding to that project are released from the investor's commitment.

Purchases of Notes and Closing of Financings

Once an investor has elected to purchase one or more Notes and prefunded the investor's funding account with sufficient cash, we proceed with the sale of the Notes to the investor and facilitate the closing of the corresponding solar project financings. At a Note closing, when we issue a Note to an investor and register the Note on our books and records, we transfer the principal amount of such Note from such investor's funding account to the SPE for the corresponding solar power project. This transfer represents the payment by the investor of the purchase price for the Note. An individual solar project financing generally closes the first business day after the earliest to occur of the following:

- our receipt of Note funding commitments in an aggregate amount equal to the amount of the financing request; or

- the end of the 90-day listing period if we have received aggregate Note funding commitments equal to 60% or more of the amount of the financing request.

Servicing and Collection of SPE Obligations

Following the purchase of Notes and the funding of the corresponding SPE Obligations, we begin servicing the SPE Obligations. We set up an automated accounting system to track payments received from the SPE. We are responsible for billing, payment collection, debt status tracking, and all other tasks required to efficiently service the SPE Obligations. Payments by SPEs are generally handled by automatic debiting of their bank accounts by ACH transfer. If an SPE chooses to pay by check, we impose a $15.00 check processing fee per payment, subject to applicable law. We provide reports and other investor communications via electronic communication.

We assess investors a servicing fee in respect of their Notes. Our servicing fee is equal to 1.00% to 1.50% of any principal, interest and late fees received by us from SPEs in respect of the corresponding SPE Obligations (in each case excluding any payments due to us on account of portions of the corresponding portion of the solar power project, if any, funded by Mosaic itself). Our servicing fee rates are subject to change at any time, but such changes will not affect the servicing fee rates that apply to Notes that are outstanding at the time of any such change. We retain 100% of any check processing and other processing fees we receive to cover our costs.

Payments on SPE Obligations are transferred to a clearing account in our name where they remain for four days. Thereafter, we make payments on the Notes by transferring the appropriate funds to the FBO account and allocating amounts received on specific SPE Obligations to the appropriate investor's sub-account. We transfer amounts due to us for servicing any SPE Obligations we hold from the clearing account to another Mosaic operating account. An investor may transfer uncommitted funds out of the investor's Mosaic sub-account in the FBO account by ACH to the investor's designated bank account at any time, subject to normal execution times for such transfers (generally two to three business days).

When an SPE Obligation is past due and payment has not been received, we contact the SPE, or the solar customer, if we control the SPE, to request payment. After a 15-day grace period, we may, in our discretion, assess a late payment fee. The amount of the late payment fee is the greater of 3.00% of the unpaid payment amount or $150, or such lesser amount as may be provided by applicable law. This fee may be charged only once per late payment. Amounts equal to any late payment fees we receive are paid to holders of the Notes corresponding to the relevant SPE Obligations, net of our servicing fee. We may choose not to assess a late payment fee when an SPE promises to return a delinquent SPE Obligation to current status and fulfills that promise, and we typically do not assess a late payment fee when we control the SPE. We may also work with the SPE or solar customer to structure a new payment plan without the consent of any holder of the Notes corresponding to those SPE Obligations. Under the terms of our investor registration agreement, we are required to use commercially reasonable efforts to service and collect SPE Obligations, in good faith, accurately and in accordance with industry standards customary for servicing comparable debt obligations.

Each time a payment request is denied due to insufficient funds in the SPE's account or for any other reason, we may assess an unsuccessful payment fee to the SPE in an amount of $35.00 per unsuccessful payment, or such lesser amount as may be provided by applicable law. We retain 100% of this unsuccessful payment fee to cover our costs incurred because of the denial of the payment.

If an SPE Obligation becomes 31 days overdue, we identify the SPE Obligation on our website as "Late (31-60 days)," and we either refer the SPE Obligation to an outside collection agent or to our in-house collections department. Currently, we generally use our in-house collections department as a first step when an SPE misses a payment on an SPE Obligation. If our initial attempts to contact representatives of the SPE are unsuccessful, we generally refer the delinquent account to the outside collection agent. Amounts equal to any recoveries we receive from the collection process are payable to investors on a pro rata basis, subject to our deduction of our servicing fee and possible additional fees as described in the table below. Each investor's right to receive principal and interest payments and other amounts in respect of that Note is limited in all cases to the holder's pro rata portion of the amounts received by Mosaic in connection with the SPE Obligations, including, without limitation, all payments or prepayments of principal and interest, subject to servicing fees and charges retained by Mosaic, or a third party, as set forth in the table below.

Investors are able to monitor the payment status of an SPE Obligation as "current," "Late (15-30 days)," "Late (31-60 days)," "Late (61-90 days)," "Late (91-120 days)" or "Late (over 121 days)," but cannot participate in or otherwise intervene in the collection process.

The following table summarizes the fees that we charge and how these fees affect investors:

Description of Fee	Fee Amount	When Fee Is Charged	Effect on Investors
Origination fee	2.00% to 6.00% of the total amount raised for the project through the sale of Notes (charged only when the project involves a third-party developer)	This fee is withheld from payment of Note proceeds to the SPE	The origination fee is charged to the SPE and will not affect the yield on the Notes
Servicing fee on Notes	1.00% to 1.50% of the principal, interest and late fees received by Mosaic from SPEs in respect of each corresponding SPE Obligation (in each case excluding any payments due to Mosaic on account of portions of the corresponding SPE Obligation, if any, funded by Mosaic itself)	At the time of any payments on the Notes, including Note payments resulting from prepayments or partial payments on corresponding SPE Obligations	The servicing fee will reduce the effective yield on the Notes below their stated interest rate
SPE Obligation late fee	Assessed at our discretion; if assessed, the late fee is the greater of 3.00% of the unpaid installment amount, or $150.00, or such lesser amount as may be provided by applicable law, and may be charged only once per late payment	At our discretion, when a SPE Obligation is past due and payment has not been received after a 15-day grace period	Amounts equal to any late payment fees we receive are paid to holders of the Notes corresponding to the relevant SPE Obligation, net of our servicing fee of 1.00% to 1.50%
SPE Obligation unsuccessful payment fee	$35.00 per unsuccessful payment, or such lesser amount as may be provided by applicable law	May be assessed each time a payment request is denied, due to insufficient funds in the SPE's account or for any other reason	We retain 100% of this unsuccessful payment fee to cover our costs incurred because of the denial of the payment
SPE Obligation collection fee	Only charged after an SPE Obligation becomes 31 days overdue if the collection agency or Mosaic is able to collect an overdue payment; collection fee is up to 35% or, in the event of litigation, the amount of our legal fees and costs, if greater.	At the time of successful collection after an SPE Obligation becomes 31 days overdue	Collection fees charged by us or a third-party collection agency will reduce payments and the effective yield on the related Notes; collection fees will be retained by us or the third-party collection agency as additional servicing compensation
Check processing fee	$15.00 per check processed for any payments made by check	At the time a payment by check is processed	We retain 100% of this check processing fee to cover our costs

Our normal collection process changes in the event of an SPE's bankruptcy. When we receive notice of the bankruptcy, as required by law, we cease all automatic monthly payments on the SPE Obligations and defer any other collection activity. The status of the SPE Obligations, which the relevant investors may view, switches to "bankruptcy." We next determine what we believe to be an appropriate approach to the SPE's bankruptcy, including the filing of a proof of claim and attempts to obtain relief from stay to foreclose on the assets that secure the SPE Obligations. In the event of foreclosure, we will either remove the system or, if possible, collect payments directly from the solar customer under the lease or PPA. We may pursue additional relief beyond the proof of claim, depending upon certain factors including our view of the costs and benefits to Mosaic of any proposed action.

Notwithstanding the foregoing, in the event of the SPE's bankruptcy, if the SPE has other creditors, the bankruptcy court may refuse to grant relief from stay to enable us to foreclose on the SPE's assets. Moreover, if a mortgage lender to the solar customer has foreclosed on the solar customer's property, we may be unable to gain access to the premises to take possession of the equipment.

We are currently exploring options for backup servicing in the case of Mosaic's bankruptcy or an interruption to our operations that prevents us from servicing the SPE Obligations. No backup servicing arrangement is in place at present.

SOLAR POWER PROJECTS COVERED BY THIS OFFERING

The solar power projects covered by this offering are described on Appendix A.

SUMMARY OF MATERIAL AGREEMENTS

The Notes

Solar Power Notes ("Notes") will be issued in series. Each series of Notes will correspond to one solar power project, and payment will depend on payments we receive on the SPE Obligations related to that project.

All Notes are U.S. dollar denominated, are fully amortizing and have a fixed rate of interest. Notwithstanding the foregoing, we have no obligation to make any payments on the Notes unless, and only to the extent that, we have received payments on the related SPE Obligations, which, in turn, will be funded primarily by Incentive Payments and payments by the solar customer under a lease or PPA, in the case of a Term Financing, or by Incentive Payments and in some cases take-out financing, in the case of a Construction Loan Financing.

Maturity Dates

SPE Obligations have a term of three to seven years in the case of a Term Financing or three to nine months in the case of a Construction Loan. If there are amounts owing to Mosaic in respect of corresponding SPE Obligations at the initial maturity of a Note, the term of the Note will be automatically extended by three years in the case of a Term Financing or one year in the case of a Construction Loan, which we refer to as the "final maturity," to allow Note holders to receive any payments that we receive on the corresponding SPE Obligations after the initial maturity of those SPE Obligations. However, because SPE Obligations may generally be prepaid without penalty, and because we may, in our sole discretion and subject to our servicing standards, amend, modify or assign our rights under any SPE Obligations to a third party or charge off the SPE Obligations at any time after the 91st day of its delinquency, and because we generally charge off an SPE Obligation after it becomes more than one year past due, such SPE Obligations may never reach the final maturity date. Following the final maturity of a Note, the holder of that Note will have no right to receive any further payments from Mosaic even if the SPE or the solar customer, under the corresponding SPE Obligations, or a bankruptcy trustee, subsequently remits payments to Mosaic or the servicer of any of the SPE Obligations.

Ranking

The Notes will be unsecured special, limited obligations of Mosaic. Mosaic will be obligated to make payments on each Note in a series only if and to the extent Mosaic receives principal and interest payments from the SPE on the corresponding SPE Obligations. Such payments, in turn, will be funded primarily by Incentive Payments and payments by the solar customer under a lease or PPA, in the case of a Term Financing, or by Incentive Payments and in some cases take-out financing, in the case of a Construction Loan Financing. Payments on SPE Obligations will be shared ratably among all owners of Notes of the series, subject to Mosaic's servicing fees. In the event of a bankruptcy or similar proceeding of Mosaic, the relative rights of the holder of a Note as compared to the holders of other unsecured indebtedness of Mosaic with respect to payment from the proceeds of the SPE Obligations or other assets of Mosaic is uncertain. See "Risk Factors – If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the Notes could be uncertain, and the recovery, if any, of a holder on a Note may be substantially delayed and substantially less than the principal and interest due and to become due on the Note."

Payments and Paying Agents

Subject to the limitations described below under "Limitations on Payments," we will make payments of principal and interest on the Notes upon receiving payments in respect of the corresponding SPE Obligations, in accordance with the payment schedule for each Note. Each Note issued in a Term Financing will have a payment schedule providing for monthly payments over a term equal to the corresponding SPE Obligations, with the payment dates falling on the sixth business day after the due date for each installment of a payment on the corresponding SPE Obligations. Each Note issued in a Construction Loan Financing will be repaid in a single balloon payment to be made on the sixth business day after the maturity date of the corresponding SPE Obligations.

We request an ACH payment from the SPE on the business day prior to the payment due date, and normally receive payment the following business day. A payment by the SPE is initially deposited in our clearing account upon receipt and is not distributed to the Note holder funding account until the sixth business day after the ACH payment was requested and the short return window for ACH funds has expired. Note holders can review their account statements online and see that they have received payment on the Notes on the sixth business day. The same process occurs upon maturity of the Note. Although payment under the Notes is made six business days after the applicable payment and maturity date, Mosaic treats the payment date and maturity date of the Note to be the same as the dates applicable to the corresponding SPE Obligations.

The stated interest rate on each Note will be the same as the interest rate on the corresponding SPE Obligations, and interest will be computed and will accrue on the Note in the same manner as the interest on the corresponding SPE Obligations is computed and accrues. The servicing fee described below will reduce the effective yield on your Notes below their stated interest rate.

"Business day" means each Monday, Tuesday, Wednesday, Thursday and Friday that is (1) not a day on which the ACH System is closed and (2) not a day on which banking institutions in San Francisco, California or New York, New York are authorized or obligated to close.

Limitations on Payments

Subject to the servicing fees described below, any amounts received on SPE Obligations will be forwarded by Mosaic to the holders of the Notes corresponding to the SPE Obligations. Each Note holder's right to receive principal and interest payments and other amounts in respect of that Note is limited in all cases to the holder's pro rata portion of the amounts received by Mosaic in connection with the corresponding SPE Obligations, including, without limitation, all payments or prepayments of principal and interest, subject to servicing fees charged by Mosaic. As compensation for servicing the SPE Obligations and Notes, Mosaic shall be entitled to retain a servicing fee of 1.00% to 1.50% from payments received on the SPE Obligations. Mosaic's servicing fee rates are subject to change from time to time, and are posted in the *Fees and Charges* section of the Mosaic's website. Such changes will not affect the servicing fee rates that apply to Notes that are outstanding at the time of any such change, provided that (1) in the event the SPE Obligations are serviced by a backup servicer, that servicer may charge a higher servicing fee and (2) in the event we are required to pursue collection actions on the SPE Obligations, we may withhold a collection fee of up to 35% (or such greater amount of as we incur in legal fees and costs in the event of litigation). Servicing fees will reduce the effective yield on Notes below the interest rate on the corresponding SPE Obligations. The servicing fee rate will be disclosed in all solar power project listings. The servicing fee is payable on all payments received on SPE Obligations, including, without limitation, partial payments made toward an SPE Obligation. We will not pay you any non-sufficient funds fees or collection fees we or a third-party charge, and such fees will be retained by the party receiving the fee as additional servicing compensation. Mosaic will pay you any late fees we receive on SPE Obligations, net of our servicing fee. Any prepayments received on SPE Obligations corresponding to Notes will be paid ratably to the Note holders.

The "*non-sufficient funds fee*" is a fee charged by Mosaic or a third-party servicer or collection agency when a payment request is denied or a check is returned unpaid for any reason, including but not limited to, insufficient funds in SMD's bank account or the closing of that bank account. The non-sufficient funds fee currently charged by Mosaic on SPE Obligations is $15 or such lesser amount permitted by law. To the extent we do not receive the anticipated payments on an SPE Obligation, we will not make any payments on the Notes related to those SPE Obligations, and a holder of a Note will not have any rights against Mosaic or the SPE in respect of the Note or the SPE Obligations corresponding to such holder's Note.

Each Note will mature on the initial maturity date, unless any principal or interest payments in respect of the corresponding SPE Obligations remain due and payable upon the initial maturity date, in which case the maturity of the Note will be automatically extended to the final maturity date. If we receive any principal and interest payments from the SPE after the final maturity date of a Note, we may retain 100% of these payments and will not be obligated to distribute those payments to Note holders.

Prepayments

To the extent that an SPE prepays a SPE Obligation, holders of Notes related to that SPE Obligation will be entitled to receive their pro rata shares of the prepayment, net of applicable servicing fees.

Notification Requirements

Under the investor registration agreement, we agree to notify investors within 90 days after we become aware that we have breached our representations and warranties under the investor registration agreement and to notify them that we have elected to cure the breach or to repurchase the applicable Note. We keep investors apprised of the payment status of SPE Obligations by identifying SPE Obligations on our website as "current," "Late (15-30 days)," "Late (31-60 days)," "Late (61-90 days)," "Late (91-120 days)" or "Late (over 121 days)." SPE Obligations that become more than one year overdue are charged off and designated as such on our website. Investors are able to monitor the SPE Obligations corresponding to their Notes, but cannot participate in or otherwise intervene in the collection process.

If the terms of any SPE Obligations are modified, we will notify the Note holders via email of the material terms of the modifications of the SPE Obligations and the effect such changes will have on their Notes, including changes to payments they will receive under the Notes.

Denominations, Form and Registration

We will issue the Notes only in registered form and only in electronic form. This means that each Note will be stored on our website. You can view a record of the Notes you own and the form of your Notes online and print copies for your records by visiting your secure, password-protected webpage in the "My Account" section of our website. We will not issue certificates for the Notes. Investors will be required to hold their Notes through our electronic Note register.

The laws of some states in the U.S. may require that certain persons take physical delivery in definitive, certificated form, of securities that they own. This may limit or curtail the ability of persons residing in such states to purchase Notes.

We will treat the investors in whose names the Notes are registered as the owners thereof for the purpose of receiving payments and for all other purposes whatsoever with respect to the Notes.

No Public Market

The Notes do not contain any provision restricting their transferability, other than a requirement that any transferee become registered on the Mosaic platform. However, the Notes will not be listed on any securities exchange, nor do we have plans to establish any kind of trading platform to assist investors who wish to sell their Notes. There is no public market for the Notes, and none is expected to develop. Accordingly, you may be required to hold your Notes to maturity.

No Sinking Fund

The Notes are fully amortizing and will not have the benefit of a sinking fund.

Events of Default

The Notes provide that each of the following constitutes an "Event of Default" with respect to the Notes:

- our failure to make a payment under the Notes within sixty (60) days after such payment is due; or
- if we voluntarily file a petition under the U.S. Bankruptcy Code, or under any similar or successor Federal statute relating to bankruptcy, insolvency arrangements, or reorganizations; or if we fail to obtain a vacation or stay of involuntary proceedings brought for the reorganization, dissolution or liquidation of us; or if we are adjudged a bankrupt, or upon our dissolution, business failure or discontinuance as a going concern business; or if a trustee or receiver shall be appointed for us or for our property; or if there is an attachment, execution or other judicial seizure of any portion of our assets, and such seizure is not discharged within ten (10) days.

It is not a default or event of default under the terms of the Notes if we do not make payments when an SPE does not make payments on the corresponding SPE Obligations; provided, however, that, if we control the SPE, this exception shall apply only if the SPE's failure to make a payment is due to either the failure of the solar customer to make corresponding payments under the PPA or lease (in the case of a Term Financing) or the failure of the SPE to receive the corresponding Incentive Payment (in the case of a Construction Loan Financing). See "Risk Factors – Risks Related to Default by the Solar Customer or the SPE," for more information. An event of default with respect to one series of Notes is not deemed to be an event of default for any other series.

If any Event of Default occurs and is continuing, at the option of the holders, the entire outstanding principal balance due under the Notes and all accrued and unpaid interest on the Notes will become immediately due and payable by us without further action or notice at the option of the holders.

Governing Law

The Notes will be governed by the laws of the State of California without regard to any principle of conflict of laws that would require or permit the application of the laws of any other jurisdiction.

Investor Registration Agreement

When an investor registers on the Mosaic platform, the investor enters into an investor registration agreement with us that governs the investor's purchases of Notes from time to time. Under the agreement, we provide the investor the opportunity through the platform to review solar power projects and participate in the financing of such projects through the purchase of Notes.

Under the agreement, the investor must commit to purchase a Note prior to the completion of the financing of the solar power project to which the Note corresponds. Once the investor makes a purchase commitment, that commitment is irrevocable. If, as of end of the 90-day listing period for a financing request, we have not received commitments for at least 60% of the amount of the financing request, then we will inform the investors and release them from their purchase commitments.

The investor agrees that the investor has no right to collect or attempt to collect from any SPE or solar customer, directly or through any third party, any amount owing under any of the investor's Notes or on any of the SPE Obligations or lease or PPA payment obligations that correspond to the investor's Notes.

The investor acknowledges that the Notes are intended to be debt instruments issued by Mosaic that have original issue discount ("OID") for U.S. federal income tax purposes and agrees not to take any position inconsistent with that treatment of the Notes for tax, accounting, or other purposes, unless required by law. The investor also acknowledges that the Notes will be subject to the OID rules of the Internal Revenue Code, as described below under "Material U.S. Federal Income Tax Considerations – Taxation of the Notes – Taxation of Payments on the Notes."

Acknowledgments, Representations and Warranties

The agreement describes the limitations on payments on the Notes, and the investor acknowledges that, among other things:

- payment on the Notes, if any, depends entirely on the receipt of payments by Mosaic in respect of the corresponding SPE Obligations;
- Mosaic does not warrant or guarantee in any manner that the investor will receive all or any portion of the principal or interest the investor expects to receive on any Note or that the investor will realize any particular or expected rate of return; and
- the amount received on a Note, if any, is specifically restricted to payments made by Mosaic equal to the payments made by the SPE in connection with the corresponding solar power project, net of servicing fees.

Under the agreement, the investor represents and warrants to Mosaic that, among other things:

- the investor meets minimum financial suitability standards and maximum investment limits established for the Mosaic platform, as then in effect, or as set forth in a supplement to the Offering Circular for residents of the state in which investor resides and agrees to provide us with any additional documentation as we may require to verify such compliance;
- the investor has received the Offering Circular and the form of Note;
- the investor has complied in all material respects with applicable federal, state and local laws in connection with the investor's execution and performance of the investor's obligations under the investor registration agreement; and
- if the investor is a legal entity, the execution and performance of the investor registration agreement will not constitute or result in a breach or default under, or conflict with, any legal requirement or any agreement to which the investor is bound.

Under the agreement, Mosaic represents and warrants to the investor that, among other things, it has complied in all material respects with applicable federal, state and local laws in connection with the offer and sale of the Note.

Remedies

If we breach any of our representations and warranties and such breach materially and adversely affects an investor's interest in a Note, we agree to:

- cure the breach, if the breach is susceptible to cure;
- repurchase the Note; or
- indemnify and hold the investor harmless against all losses (including losses resulting from the nonpayment of the Note), damages, expenses, legal fees, costs and judgments resulting from any claim, demand or defense arising as a result of the breach.

We will determine, in our sole discretion, if a breach is susceptible to cure, whether to cure such breach, repurchase the Note or indemnify the investor with respect to the Note. If we elect to repurchase a Note, we will pay the investor an amount equal to the outstanding principal balance of the Note and accrued interest as of the date of repurchase.

Servicing

The agreement provides that we will use commercially reasonable efforts to service and collect on the SPE Obligations or, in the case of SPE Obligations of SPEs we control, the payment obligations under the lease or PPA for the corresponding solar power project.

The agreement also provides that we will service all Notes and all SPE Obligations both before and after default. Any amounts received by Mosaic on such SPE Obligations will be forwarded to the holders of the corresponding Notes, subject to applicable servicing fees. In servicing such obligations, we may, in our discretion, utilize affiliated or unaffiliated third party loan servicers, repossessors, collection agencies or other agents or contractors.

The agreement also provides that referral to a collection agency of a delinquent SPE Obligation (or lease or PPA payment obligation, when we control the SPE) within five business days after it becomes 61 days past-due shall be deemed to constitute commercially reasonable servicing and collection efforts. Mosaic and any third-party servicer servicing any such obligation shall have the right, without the investors' consent, subject to the foregoing servicing standard, to change the payment date or reduce the principal amount or the rate of interest or the place and manner of making payments on such obligations, or amend or waive any other term of such obligations, or charge off any obligations that Mosaic or a third-party servicer servicing the obligations deems uncollectible.

The agreement provides that we shall be entitled to retain our servicing fee from payments received on SPE Obligations, and that our servicing fee rates are posted in the Fees and Charges section of the Mosaic website, and are subject to change at any time without notice. The applicable servicing fee rate will be disclosed in all listings. The agreement provides that the servicing fee on each Note will be the amount of the servicing fee in effect at the time the listing for the solar power project evidenced by the Note was posted, and will remain unchanged for the term of the Note, provided that (1) in the event the SPE Obligations are serviced by a backup servicer, that servicer may charge a higher servicing fee and (2) in the event we are required to pursue collection actions on the SPE Obligations, we may withhold a collection fee of up to 35% (or such greater amount of as we incur in legal fees and costs in the event of litigation).

Investors will not receive non-sufficient funds fees or collection fees we or a third-party servicer or collection agency charge, and such fees will be retained by the party receiving the fee as additional servicing compensation. We will pay investors any late fees we receive on SPE Obligations or lease payment obligations, subject to our servicing fee.

SPE Promissory Note

SPE Obligations will be represented by a promissory note issued by the SPE to Mosaic (an "SPE Note"). Under the terms of the SPE Note, the SPE will be obligated to repay the SPE Obligations monthly over a term of three to seven years (in the case of a Term Financing) or in a balloon payment three to nine months after the date of issuance (in the case of a Construction Loan Financing). The SPE Note will bear interest at a fixed rate that is negotiated between Mosaic and the developer, provided that, in the case of solar power projects in which Mosaic controls the SPE, such interest rate will be determined by Mosaic in its sole discretion. The SPE Note will be secured by a first lien security interest in all of the assets owned by the SPE related to the solar power project, including the solar power generating equipment and the rights under the lease or PPA. The SPE Note may be prepaid at any time without penalty.

EPC Contract

An EPC contract, entered into between the SPE and the third-party installer, provides for engineering, procurement and construction of a solar installation. Under such EPC contract, the installer is responsible for design of the installation, procuring the necessary materials to build it (either through the installer's own staff or through a subcontractor), and delivering a completed installation by an agreed-upon date. The EPC contract defines the scope and specifications of the project installations, project milestones and timeline, cost, and issues related to risk.

Lease

Under a solar lease, the SPE retains ownership of the solar power installation and is responsible for all its operating expenses, while the solar customer is entitled to all of the energy output from the system, for which the customer pays a predetermined monthly payment, which may escalate annually over the term of the lease. In contrast to a PPA (described below), a lease provides the solar customer and the SPE with certainty regarding the expense and revenue, respectively, over the term of the lease agreement. If the solar customer is not the property owner, the owner will usually be a party to the lease for purposes of granting the SPE access to the premises for purposes of installing, maintain and removing the solar power equipment as provided in the lease. A lease agreement may include an early buyout provision as well as a purchase option allowing the solar customer to purchase the system at the end of the term. Leases often contain a performance guarantee under which the customer is entitled to a rebate of a portion of the lease payments in the event the system generates less than a specified amount of power annually.

Power Purchase Agreement

Under a PPA, as with a lease, the SPE retains ownership of the solar power installation and is responsible for all its operating expenses. Rather than making predetermined payments, however, the solar customer purchases the system's energy output by making monthly payments based on the monthly output multiplied by a predetermined price per kilowatt-hour. The PPA may provide for annual escalation in the selling price of the energy output, renewal provisions that take effect at the end of the term, and early buyout options. As with a lease, if the solar customer is not the property owner, the owner will usually be a party to the PPA for purposes of granting the SPE access to the premises for purposes of installing, maintain and removing the solar power equipment.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth the material U.S. federal income tax considerations generally applicable to purchasers of the Notes. This discussion is based on the Internal Revenue Code, Treasury regulations promulgated thereunder ("Treasury Regulations"), administrative pronouncements of the U.S. Internal Revenue Service ("IRS") and judicial decisions, all as currently in effect and all of which are subject to change and to different interpretations. Changes to any of the foregoing authorities could apply on a retroactive basis, and could affect the U.S. federal income tax consequences described below.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a particular Note holder's circumstances, and does not discuss any aspect of U.S. federal tax law other than income taxation or any state, local or non-U.S. tax consequences of the purchase, ownership and disposition of the Notes. This discussion applies only to investors who hold the Notes as capital assets within the meaning of the Internal Revenue Code (generally, property held for investment). This discussion does not address U.S. federal income tax considerations applicable to Note holders that may be subject to special tax rules, such as:

- securities dealers or brokers, or traders in securities electing mark-to-market treatment;
- banks, thrifts or other financial institutions;
- insurance companies;

- regulated investment companies or real estate investment trusts;
- tax-exempt organizations;
- persons holding Notes as part of a "straddle," "hedge," "synthetic security" or "conversion transaction" for U.S. federal income tax purposes, or as part of some other integrated investment;
- partnerships or other pass-through entities;
- persons subject to the alternative minimum tax;
- certain former citizens or residents of the United States;
- non-U.S. Holders (as defined below); and
- "U.S. Holders" (as defined below) whose functional currency is not the U.S. dollar.

As used herein, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a United States court has the authority to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined under the Internal Revenue Code) are authorized to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a U.S. person. A "Non-U.S. Holder" is any beneficial owner of a Note that, for U.S. federal income tax purposes, is not a U.S. Holder and that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partnership holding Notes, and partners in such a partnership, should consult their own tax advisors with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes by the partnership.

THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES BASED ON THEIR PARTICULAR CIRCUMSTANCES.

Taxation of the Notes

In General

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the Notes as our debt instruments that have original issue discount ("OID") for U.S. federal income tax purposes. Where required, we intend to file information returns with the U.S. Internal Revenue Service ("IRS") in accordance with such treatment unless there is a change or clarification in the law, by regulation or otherwise, that would require a different characterization of the Notes.

You should be aware, however, that the IRS is not bound by our characterization of the Notes and the IRS or a court may take a different position with respect to the Notes' proper characterization. For example, the IRS could determine that, in substance, each Note holder owns a proportionate interest in the corresponding SPE Obligations for U.S. federal income tax purposes or, for example, the IRS could instead treat the Notes as a different financial instrument (including an equity interest or a derivative financial instrument). Any different characterization could significantly affect the amount, timing, and character of income, gain or loss recognized in respect of a Note. For example, if the Notes are treated as our equity, (i) we would be subject to U.S. federal income tax on income, including interest, accrued on the corresponding SPE Obligations but would not be entitled to deduct interest or OID on the Notes, and (ii) payments on the Notes would be treated by the holder for U.S. federal income tax purposes as dividends (that may be ineligible for reduced rates of U.S. federal income taxation or the dividends-received deduction) to the extent of our earnings and profits as computed for U.S. federal income tax purposes.

A different characterization may significantly reduce the amount available to pay interest on the Notes. You are strongly advised to consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership, and disposition of the Notes (including any possible differing treatments of the Notes).

The following discussion assumes that the Notes will be treated as our debt instruments that have OID for U.S. federal income tax purposes. Unless otherwise specified, the following discussion assumes that the Notes will not be subject to the rules governing contingent payment debt instruments.

Taxation of Payments on the Notes

You will generally be required to accrue OID income as ordinary interest income for U.S. federal income tax purposes, regardless of your regular method of tax accounting. If you hold a Note that has a maturity date of more than one year, you will be required to accrue OID income as ordinary interest income under a "constant yield method." Under this treatment, if a payment on a Note is not made in accordance with the payment schedule in respect of the corresponding SPE Obligations (for example, because of a late payment on the corresponding SPE Obligations), you will be required to include an amount of OID in taxable income as interest even if you have not received the actual payment from the corresponding SPE Obligations.

The Treasury Regulations governing OID provide special rules for determining the amount and accrual of OID for debt instruments that provide for one or more alternative payment schedules applicable upon the occurrence of contingencies. If the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and based on all the facts and circumstances as of the issue date, a single payment schedule for a debt instrument, including the stated payment schedule, is significantly more likely than not to occur, the amount and accrual of OID is determined based on that payment schedule. In addition, under the applicable Treasury Regulations, remote and/or incidental contingencies may generally be ignored. A contingency relating to the amount of a payment is incidental if, under all reasonably expected market conditions, the potential amount of the payment is insignificant relative to the total expected amount of the remaining payments on the debt instrument. A contingency relating to the timing of a payment is incidental if, under all reasonably expected market conditions, the potential difference in the timing of the payment is insignificant.

The Notes provide for one or more alternative payment schedules because we are obligated to make payments on a Note only to the extent that we receive payments on the corresponding SPE Obligations. The payment schedule for each Note provides for payments of principal and interest (net of the servicing fee) on the Note in accordance with the payment schedule for the corresponding SPE Obligations. In addition to scheduled payments, we will prepay a Note to the extent that an SPE prepays the SPE Obligations corresponding to the Note, and we will pay late fees collected on a corresponding SPE Obligations to the holders of the corresponding Note. Notwithstanding such contingencies, we intend to use the payment schedule of a Note to determine the amount and accrual of OID on the Note because we believe that a Note is significantly more likely than not to be paid in accordance with such payment schedule and/or the likelihood of nonpayment, prepayment or late payment on the SPE Obligations corresponding to such Note will be remote or incidental. If in the future we determine that the previous sentence does not apply to a Note, we anticipate that we will be required to determine the amount and accrual of OID for such Note pursuant to the rules applicable to contingent payment debt instruments, which are described below, and we shall so notify you.

OID on a Note will equal the excess of the Note's "stated redemption price at maturity" over its "issue price." The stated redemption price at maturity of a Note includes all payments of principal and stated interest on the Note (net of the servicing fee) under the payment schedule of the Note. The issue price of a Note will generally equal the principal amount of a Note.

The amount of OID includible in income for a taxable year is the sum of the "daily portions" of OID with respect to the Note for each day during the taxable year in which the holder held the Note. The daily portion of OID is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of an amount equal to the product of such Note's adjusted issue price at the beginning of the accrual period and its yield to maturity (properly adjusted for the length of the period). We intend to use 30-day accrual periods. The adjusted issue price of a Note at the beginning of any accrual period should be its issue price, increased by the aggregate amount of OID previously accrued with respect to the Note, and decreased by any payments of principal and interest previously made on the Note (net of the servicing fee). A Note's yield to maturity should be the discount rate that, when used to compute the present value of all payments of principal and interest to be made on the Note (net of the servicing fee) under the payment schedule of the Note, produces an amount equal to the issue price of such Note.

If a Note is paid in accordance with its payment schedule, the amount of OID includible in income is anticipated to be based on the yield of the Note determined net of the servicing fee, which yield will be lower than the stated interest rate on the Note. As a result, you will generally be required to include an amount of OID in income that is less than the amount of stated interest paid on the Note.

Cash payments of interest and principal (net of the servicing fee) under the payment schedule on the Notes will not be separately included in income, but rather will be treated first as payments of previously accrued but unpaid OID and then as payments of principal.

Sale, Retirement or Other Taxable Disposition of Notes

Upon the sale, retirement or other taxable disposition of a Note, you generally will recognize gain or loss equal to the difference, if any, between the amount realized upon the sale, retirement or other taxable disposition and your adjusted tax basis in the Note. In general, your adjusted tax basis in the Note will equal your cost for the Note, increased by any OID and market discount previously included in gross income by you, as discussed below, and reduced by any payments previously received by you in respect of the Note.

Except as discussed below with respect to a Note subject to rules governing market discount, contingent payment debt instruments, or the special rules applicable to short-term obligations, your gain or loss on the taxable disposition of the Note generally will be long-term capital gain or loss if the Note has been held for more than one year and short-term otherwise. The deductibility of capital losses is subject to limitations.

Prepayments

If we prepay a Note in full, the Note will be treated as retired and, as described above, you will generally have gain or loss equal to the difference, if any, between the amount realized upon the retirement and your adjusted tax basis in the Note. If we prepay a Note in part, a portion of the Note will be treated as retired. Generally, for purposes of determining (i) your gain or loss attributable to the portion of the Note retired and (ii) your OID accruals on the portion of the Note remaining outstanding, the adjusted issue price, your adjusted tax basis, and the accrued but unpaid OID of the Note, determined immediately before the prepayment, will be allocated between the two portions of the Note based on the portion of the Note that is treated as retired. The yield to maturity of a Note is not affected by a partial prepayment.

Late Payments

As discussed above, late fees collected on SPE Obligations will generally be paid to you. We anticipate that any late fees paid will be insignificant relative to the total expected amount of the remaining payments on the Note. In such case, any late fees paid to you should be taxable as ordinary income at the time such fees are paid or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Nonpayment of SPE Obligations Corresponding to Note – Automatic Extension

In the event that we do not make scheduled payments on a Note as a result of nonpayment by the SPE on the corresponding SPE Obligations, you must continue to accrue and include OID on a Note in taxable income until the maturity date. Solely for purposes of the OID rules, the Note may be treated as retired and reissued on the scheduled payment date for an amount equal to the Note's adjusted issue price on that date. As a result of such reissuance, the amount and accrual of OID on the Note may change. At the time of the deemed reissuance, due to nonpayment by the SPE, we may not be able to conclude that it is significantly more likely than not that the Note will be paid in accordance with one payment schedule and/or that the likelihood of future nonpayment, prepayment, or late payment by the SPE on the SPE Obligations corresponding to such Note will be remote or incidental. Accordingly, the Note may become subject to the contingent payment debt instrument rules (which are discussed in more detail below). In addition, in the event that a Note's maturity date is extended because amounts remain due and payable on the initial maturity date by the SPE on the SPE Obligations corresponding to the Note, the Note likely will be treated as reissued and become subject to the contingent payment debt instrument rules. If we determine that a Note is subject to the contingent payment debt instrument rules as a result of such a reissuance, we will notify you and provide the projected payment schedule and comparable yield.

If collection on a Note becomes doubtful, you may be able to stop accruing OID on the Note. Under current IRS guidance, it is not clear whether you may stop accruing OID if scheduled payments on a Note are not made. You should consult your own tax advisor regarding the accrual and inclusion of OID in income when collection on a Note becomes doubtful.

Losses as a Result of Worthlessness

In the event that a Note becomes wholly worthless, if you are an individual and you did not acquire the Note as part of your trade or business, you should generally be entitled to deduct your loss on the Note as a short-term capital loss in the taxable year the Note becomes wholly worthless. The portion of your loss attributable to accrued but unpaid OID may be deductible as an ordinary loss, although such treatment is not entirely free from doubt. Under Section 166 of the Internal Revenue Code, if you are a corporation, or if you are an individual and you acquired your Notes as part of a trade or business, you should generally be entitled to deduct any loss sustained during the taxable year on account of a Note becoming wholly or partially worthless as an ordinary loss. You should consult your own tax advisor regarding the character and timing of losses attributable to Notes that become worthless in whole or in part.

Potential Characterization as Contingent Payment Debt Instruments

Although we believe our intended treatment of a Note as our debt instrument that is not subject to the contingent payment debt instrument rules is reasonable, our position is not binding on the IRS or the courts and we cannot predict what the IRS or a court would ultimately decide with respect to the proper U.S. federal income tax treatment of the Notes. Accordingly, there exists a risk that the IRS or a court could determine that the Notes are "contingent payment debt instruments" because payments on the Notes are linked to performance on the corresponding SPE Obligations. If the Notes are characterized as contingent payment debt instruments, or in the future, if we conclude that a Note is subject to the contingent payment debt instrument rules, the Notes would be subject to special rules applicable to contingent payment debt instruments. If these rules were to apply, you would generally be required to accrue interest income under the noncontingent bond method. Under this method, interest would be taken into account whether or not the amount of any payment was fixed or determinable in the taxable year. The amount of interest that would be taken into account would generally be determined based on a hypothetical noncontingent bond, which is based on a "comparable yield" (generally, a hypothetical yield to be applied to determine interest accruals with respect to the Note, and which can be no less than the applicable federal rate) and a "projected payment schedule" (generally, a series of projected payments, the amount and timing of which would produce a yield to maturity on that Note equal to the comparable yield). Based on the comparable yield and the projected payment schedule, you will generally be required to accrue as OID the sum of the daily portions of interest for each day in the taxable year that you held the Note, adjusted to reflect the difference, if any, between the actual and projected amount of any contingent payments on the Note. The daily portions of interest are determined by allocating to each day in an accrual period the ratable portion of interest that accrues in such accrual period. The amount of interest you may accrue under this method could be higher or lower than the stated interest rate on the

Notes. In addition, any gain recognized on the sale, exchange or retirement of your Note will generally be treated as ordinary interest income, and any loss will be treated as ordinary loss to the extent of prior OID inclusions, and then as capital loss thereafter.

Short-Term Notes

The following discussion applies to Notes that have a maturity of one year or less from the date of issue ("Short-Term Notes"). There are special rules that address the U.S. federal income taxation of Short-Term Notes. These rules are not entirely clear in all situations. Accordingly, you are strongly advised to consult your own tax advisor with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of Short-Term Notes.

In general, the Treasury Regulations provide that, in the case of a debt instrument with a maturity date of one year or less, no payments of interest are considered qualified stated interest. This means that a Short-Term Note is treated as having OID equal to the excess of the total payments on the obligation over its issue price. In general, if you are a cash method taxpayer, you should not be required to recognize interest income until actual or constructive receipt of payment, unless you elect to accrue OID in income on a current basis under either a straight-line or a constant yield method. If you do not elect to currently include accrued OID in income, you will not be allowed to deduct any of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry the Note (in an amount not exceeding the deferred income), and instead you will be required to defer deductions for such interest until the deferred income is realized upon the maturity of the Note or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you elect to include accrued OID in income on a current basis, the limitation on the deductibility of interest will not apply. Upon disposition of a Short-Term Note, you will be required to characterize some or all of the gain realized on a sale, exchange or retirement of the Note as ordinary income. The amount characterized as ordinary income upon such disposition will generally equal an amount of OID that would have accrued under a straight-line basis or, if you so elect, an amount of OID that would have accrued under a constant yield method. If you are an accrual method taxpayer, you will generally be required to accrue OID in income on a current basis on either a straight-line basis or, at your election, under the constant yield method based on daily compounding. It should also be noted that the market discount rules (discussed above) generally do not apply to short-term obligations. In addition, while there are special rules that address the U.S. federal income taxation of notes that have a maturity date of more than one year and that provide for one or more contingent payments, those rules generally do not apply to short-term obligations. Accordingly, the U.S. federal income taxation of short-term obligations that provide for contingent payments is not entirely clear. You should consult your own tax advisor regarding the U.S. federal income tax consequences if Short-Term Notes are considered short-term obligations that provide for contingent payments.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain payments on a Note (including interest and discount) and on proceeds of the sale of a Note if you are not an exempt recipient (such as a corporation). In addition, backup withholding (currently at a 28% rate) may apply to payments made to you if (a) you do not furnish or you have failed to provide your correct taxpayer identification number, (b) we have been instructed by the IRS to backup withhold because of underreporting (generally meaning that the IRS has determined and notified you that you have failed to report any reportable dividend and interest payments required to be shown on a tax return for a taxable year), or (c) in certain circumstances, you have failed to comply with applicable certification requirements or otherwise establish an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS on a timely basis. You should consult your tax advisor regarding the application of information reporting and backup withholding rules in your particular situation, the availability of an exemption, and the procedure for obtaining such an exemption, if applicable.

ABOUT MOSAIC

Overview

Mosaic operates an online crowdfunding platform for financing solar power projects. Through our platform, investors can support the growth of solar power generation while making investments with projected annual rates of return of between 5% and 15%, and developers of solar power projects can obtain financing on more attractive terms than are available through traditional bank loans. Our platform is described in greater detail under "About the Mosaic Platform."

Mosaic was formed as a limited liability company in October 2010 and converted to a Delaware corporation in May 2011. Prior to this offering, we have maintained an online platform through which users could contribute toward the funding of solar installations, in exchange for which they would be issued rights, which we call "tiles," entitling them to receive a share of the revenue generated by the solar installation, up to a maximum equal to the amount of their contribution. Repayment of tiles is funded by monthly solar lease payments made by the building owners. To date, we have raised almost $350,000 for solar power projects through the sale of tiles.

Plan of Operation

Mosaic was founded in 2011 as a crowdfunding platform to enable small investors to promote the growth of rooftop solar power generation by participating in the financing of solar power projects. To date, investors on our platform have had the opportunity to receive returns equal to their original investment, but we have not been able to offer interest or other net gains due to applicable securities laws. To enable us to offer positive returns and thus broaden the appeal of our platform, we are undertaking an offering of Notes under Regulation A under the Securities Act, which permits issuers to make public offerings in limited dollar amounts, subject to regulatory requirements that are less onerous or costly than the requirements applicable to a registered public offering.

To date, we have funded our operations primarily through private financing transactions. As we expand our platform through this offering, we expect to fund a growing proportion of our operating expenses through the generation of revenues through servicing fees, origination fees and lead generation fees. However, we do not expect to become profitable during the next 12 months and plan to continue relying on private financing to support our operations and future growth.

The proceeds of this offering will be applied to solar power projects. We will not receive any of those proceeds directly, although we will collect origination fees funded by those proceeds when we finance solar power projects through third-party developers. We expect the revenues generated by projects financed through this offering, together with funds we have raised to date from private investors, to satisfy our cash requirements during the next six months.

Marketing

We attract investors to our website, www.solarmosaic.com, through a variety of sources. We drive traffic through referrals from other parties (including online communities, social networks and marketers), and through search engine results. We are not dependent on any one source of traffic to our website. Mosaic has also developed strategic partnerships with several organizations with similar interests in promoting solar energy. These organizations, along with Mosaic, are working to build the global community solar movement in the name of fighting climate change and creating green jobs and cleaner sources of energy. We have relied on these partnerships' expertise in shaping our business plan and worked to leverage our relationships to market our online platform cost-effectively. We plan to look to the global community solar movement as a source of investors on Mosaic's online platform, as well as source of project leads for solar developers.

Technology

Our website and supporting services run on a cloud-based platform. We own, operate, and maintain elements of this system, but significant elements of this system are operated by third parties that we do not control.

In particular, a significant portion of the system is hosted by Amazon Web Services, or AWS, which uses multiple locations. AWS provides us with computing, storage capacity, and other services pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement without cause by providing 30 days written notice, and may terminate the agreement immediately upon notice to us for cause, including any material default or breach of the agreement by us. The agreement requires AWS to provide us their standard computing and storage capacity and related support in exchange for timely payment by us. We also maintain backups at a separate region within our cloud infrastructure. We back up all customer data daily and replicate this data to a separate region within our cloud infrastructure via an encrypted connection.

We continuously monitor the performance and availability of our platform. We have a scalable infrastructure that utilizes standard techniques such as load-balancing and redundancies. We have developed our architecture to work effectively in a flexible cloud environment that has a high degree of elasticity to enable us to quickly respond to significant changes in demand.

We have written our own accounting software to process electronic cash movements, record book entries and calculate cash balances in our members' funding accounts. We process electronic deposits and payments by originating ACH transactions.

Our platform is designed and built as a highly scalable, multi-tier, redundant system. Our platform incorporates technologies designed to prevent any single point of failure within the infrastructure from taking the entire system offline. This is achieved by utilizing load-balancing technologies at the front-end and business layer tiers and clustering technologies in the backend tiers to allow us to scale both horizontally and vertically depending on platform utilization. We maintain a complete backup of our website and supporting services within a separate region of our cloud infrastructure in order to minimize service disruptions in the event of significant regional outages.

Data Integrity and Scalability

All sensitive data that is transmitted to and from our customers and service providers is transacted using a secure transport protocol. Communication of sensitive data via the web site to our customers is secured utilizing SSL 128-bit enabled encryption certificates provided by VeriSign and Thawte, Inc. Communication of sensitive data with our service providers is secured utilizing authenticated VPN, SSL 128-bit encryption and SSH protocols depending on the service providers' requirements. In the event of disaster, data is repeatedly stored securely within a separate region of our cloud infrastructure.

Access to the data and services by our employees is restricted based upon a least-privilege principle such that employees have access only to the information and systems needed to perform their function. Logging and monitoring of host systems is done in real-time to a centralized database with web based reporting and additional notification to the appropriate staff for any remediation.

Competition

While there are a number of existing crowdfunding platforms such as LendingClub and Prosper Marketplace, none focus specifically on funding solar power projects. In the solar space itself, investment groups such as Adam Capital provide financing. These investment groups, however, typically charge higher interest rates to developers than what we project to charge, and they typically demand personal and corporate guarantees. We believe that our platform will expand the pool of capital by accessing the large pool of capital available from the general public and thus drive down financing costs to solar developers.

In general, Mosaic faces competition from existing financial institutions that lend to solar developers, such as banks and specialty lenders. The commercial lending market for asset-backed lending in general and lending to solar power projects in particular is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase volume on our platform.

Our principal competitors include major banking institutions and other energy finance companies. Competition could result in reduced volumes, reduced fees or the failure of our lending platform to achieve or maintain more widespread market acceptance, any of which could harm our business. If any of our principal competitors or any major financial institution decided to compete vigorously for our customers, our ability to compete effectively could be significantly compromised and our operating results could be harmed. Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns. Our industry is driven by constant innovation. If we are unable to compete with such companies and meet the need for innovation, the demand for our platform could stagnate or substantially decline.

Government Regulation

There are many levels of government regulations affecting our business. At the federal level, incentive programs such as the 1603 cash grant and the Investment Tax Credit both heavily influence project economics for solar developers. If these programs were eliminated, solar developers may not be able to finance their projects and Mosaic may have a diminished pool of developers seeking to finance solar power projects on the Mosaic platform. See "About the Mosaic Platform – Background – The U.S. Photovoltaic Industry."

Some states, including California, require nonfinancial companies such as Mosaic to obtain a finance lender's license as a condition to making commercial loans on a regular basis. We are in the process of applying for such a license in California and will not finance projects in California or other states where such licenses are required until we obtain the required license in each such jurisdiction.

Net-metering laws require utilities to give owners of grid-connected solar installations retail credit for any excess energy not used by the owner. These laws are important for facilitating the growth of photovoltaic installations because they allow system owners to monetize their savings immediately when a project goes live. Currently, the states of states of Alabama, Idaho, Mississippi, South Carolina, South Dakota, Tennessee and Texas do not require utilities to net-meter with renewable energy systems.

Local jurisdictions have diverse criteria for approving permits to install solar, and the process can be time-consuming and costly for developers. For example, a report in January 2011 by SunRun, a residential solar developer, stated that local permitting, inspection and utility interconnection processes can add more than $0.50/watt or $2,500 to the cost of a 5 KW installation, the equivalent of $1.0 billion in "hidden costs" of solar over the next five years. The U.S. Department of Energy is currently working with the Solar America Board for Codes and Standards to create guidance on how to streamline and expedite the permitting process for solar installations. If municipalities are successful in streamlining or even eliminating permitting for small-scale solar installations, installed costs could drop significantly to support better project economics for developers.

Employees

We currently have 14 full-time employees and no part-time employees.

Properties

Our headquarters are located in Oakland, California, where we currently lease 2,000 square feet of office space under a lease expiring in 2013.

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

The following table sets forth information regarding our directors, executive officers and key employees:

Name	*Age*	*Position(s)*
Daniel Rosen	26	Chief Executive Officer, Secretary and Director
William Parish	30	President, Treasurer and Director
Walter Steven Richmond	39	Chief Financial Officer
Arthur Coulston	30	Vice President of Products
Danny Kennedy	41	Director

Daniel Rosen co-founded Solar Mosaic, LLC in December 2009 and has served as CEO and a member of our Board of Directors of Solar Mosaic, Inc. since May 2011. In the summer of 2010, Mr. Rosen was a Fellow at the Unreasonable Institute, which helped develop the idea for Solar Mosaic. From 2008 to 2010, Mr. Rosen led business development for Element Cleantech, an Israeli algae bio-diesel company. During this time he also studied at Pardes Institute, Hebrew University in Jerusalem and was a fellow at the PresenTense Institute. In 2007, Mr. Rosen was the Cleantech Coordinator for the Northern Arizona Center for Emerging Technologies, which incubated technology companies based in Northern Arizona. From 2003 through 2006, Mr. Rosen helped form and grow the Native Movement organization, which supported sustainable development and youth empowerment in Indigenous communities in the Southwest. Mr. Rosen was named to Forbes magazine's 30 under 30 list in the field of Energy.

William Parish co-founded Solar Mosaic, LLC in December 2009 and has served as President, Secretary and a member of our Board of Directors of Solar Mosaic, Inc. since May 2011. From 2007 to 2010, Mr. Parish developed a proposal to create a Clean Energy Corps to create 5 million green jobs, which influenced the American Recovery and Reinvestment Act; was a senior advisor to Earth Aid, a software company; co-founded Green Owl Records, a music label; consulted for Green For All and 1Sky, two climate change advocacy organizations; and co-authored *Making Good: Finding Meaning, Money & Community in a Changing World* (Rodale/Penguin). From 2003 to 2007, Mr. Parish was the co-founder and Coordinator of the Energy Action Coalition, a youth clean energy advocacy organization. Mr. Parish is an Ashoka Fellow

Walter Steven Richmond has served as our Chief Financial Officer since July 2011. Between January 2010 and July 2011, Mr. Richmond worked as a strategy consultant in the financial services industry. In January 2008, Steve co-founded DebtGoal.com, now called SavvyMoney.com, a consumer Internet service that helps its clients pay down debt. Mr. Richmond was the Chief Operating Officer at SavvyMoney until June 2009. Between September 2006 and January 2008, Mr. Richmond worked as a strategy consultant in the financial services industry. In 1999 Mr. Richmond co-founded SelectMinds, a provider of talent acquisition and social recruiting software, where he was Vice President of Sales and Marketing until April 2006. Mr. Richmond is a graduate of Princeton University.

Arthur Coulston co-founded Solar Mosaic, LLC in December 2009 and has served as Vice President of Product since October 2011.

Danny Kennedy founded Sungevity, a provider of residential solar power systems, in 2007 and has served on its management team since that time. Previously, Mr. Kennedy was the Campaigns Manager for Greenpeace Australia Pacific. While with Greenpeace, he ran that organization's California Clean Energy Campaign, the success of which helped lead to the current California Solar Initiative.

COMPENSATION OF OFFICERS AND DIRECTORS

During the fiscal year ended December 31, 2011, our three highest-paid executive officers and directors earned an aggregate of $103,500 in cash compensation. During that year, these individuals did not receive any stock-based compensation or other non-cash compensation. However, they are eligible to participate in our 2011 Omnibus Equity Incentive Plan (the "Incentive Plan"), described below.

After December 31, 2011, one such individual was granted an option to purchase 550,000 shares of our Common Stock pursuant to the Incentive Plan at an exercise price of $0.006. The option vests monthly over a four-year period, subject to the individual's continuous employment or other service relationship with Mosaic. The option expires in January 2022.

2011 Omnibus Equity Incentive Plan

The Incentive Plan was adopted in May 2011. The plan provides for the issuance of up to 1,800,000 shares of common stock to employees, officers, directors and consultants of the Company or affiliated companies. The plan will terminate in May 2021. The plan provides for the grant of stock options, stock appreciation rights ("SARs"), restricted stock and other stock-based awards, as well as cash-based incentive awards.

Share Reserve

At present, an aggregate of 1,800,000 shares of our common stock are authorized for issuance under the Incentive Plan. Shares of our common stock subject to options that expire unexercised or otherwise terminate under the plan will again become available for grant under the Incentive Plan. The share reserve will be increased to the extent the board approves the assumption of another company's options or the issuance of substitute options to that company's service providers in the event of a merger or other reorganization transaction.

Administration

The Incentive Plan is administered by our board of directors, which may delegate administration authority to a committee. Subject to the terms of the Incentive Plan, the board is authorized to determine recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations described below, the board also determines the exercise price of options granted under the Incentive Plan.

Stock Options

Stock options may be incentive stock options (as defined in Section 422 of the Internal Revenue Code) or nonstatutory stock options. Options are granted pursuant to stock option agreements. Generally, the exercise price for an option may not be less than 100% of the fair market value of the common stock subject to the option on the date of grant. Options granted under the plan vest at the rate specified in the option agreement. In general, the term of an option granted under the plan may not exceed 10 years. Unless the terms of an option holder's option agreement provide for earlier or later termination, if an option holder's service relationship with us is terminated for any reason other than death or disability, the option holder may exercise any portion of the option that has vested as of the termination date for up to 90 days after termination, after which the option will terminate. In the event of termination due to death or disability, this post-termination exercise period is six months in the case of death or 12 months in the case of disability.

Acceptable forms of consideration for the purchase of our common stock under the Incentive Plan, to be determined at the discretion of our board of directors at the time of grant, include cash, the tendering of other shares of common stock or a "cashless exercise" in which a broker is given irrevocable instructions to sell the shares to be issued upon exercise of the option and apply the proceeds of the sale toward the payment of the exercise price.

Generally, an option holder may not transfer a stock option other than by will or the laws of descent and distribution or a domestic relations order. However, an option holder may designate a beneficiary who may exercise the option following the option holder's death.

Limitations

The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options ("ISOs") that are exercisable for the first time by an option holder during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as nonstatutory options. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power unless:

- the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and

- the term of any ISO award does not exceed five years from the date of grant.

Other Stock-Based Awards

The board has the right to grant other stock-based awards having such terms and conditions as the board may determine, including stock appreciation rights ("SARs"), restricted stock subject to vesting, unrestricted stock, and stock units. Since the adoption of the Incentive Plan, we have not granted any awards was adopted, we have not granted any stock-based awards other than stock options.

SARs. An SAR gives the holder the right to receive, upon exercise of the SAR, cash based on the fair market value of a given amount of Mosaic common stock less the grant price. The grant price must be not less than the fair market value of our common stock at the time of grant. Other terms and conditions of the SAR, including vesting or performance conditions, may be determined by the board.

Restricted Stock and Stock Units. Restricted stock consists of shares of our common stock that are subject to restrictions such as vesting. It may be granted for no consideration other than an amount equal to the par value of the shares, which may be deemed paid in the form of past services rendered. Stock units are similar to restricted stock but consist merely of the right to receive the value of a given number of shares rather than actual ownership in those shares. Vesting and other restrictions applicable to restricted stock or stock units are set by the board. Upon termination of the holder's service relationship, any unvested shares of restricted stock or stock units are forfeited.

Unrestricted Stock. Under the Incentive Plan, the board may grant unrestricted stock, which is not subject to vesting or any other restrictions, in consideration of past services rendered.

Adjustments

In the event of a stock split, reverse stock split or similar recapitalization event, the number and class of shares issuable under the plan and the exercise price of outstanding awards will be appropriately adjusted.

Merger, Liquidation or Other Reorganization

Under the Incentive Plan, special provisions apply in the event of a Corporate Transaction, which the plan defines as (1) the dissolution or liquidation of Mosaic, (2) a merger or other reorganization of Mosaic in which Mosaic is not the surviving entity, (3) a sale of all or substantially all of Mosaic's assets, (4) or any merger or other reorganization that results in any person or entity not affiliated with Mosaic owning 50% or more of the combined voting power of all classes of Mosaic's stock.

In the event of a Corporate Transaction, each holder of an option or SAR that is not assumed or replaced by substituted awards in the Corporate Transaction shall be given the opportunity to exercise the option or SAR immediately prior to the consummation of the Corporate Transaction to the extent it is exercisable at such time. Upon consummation of the Corporate Transaction, all options and SARs that have not been exercised shall terminate. Alternatively, the board may elect to buy out the outstanding stock-based awards for a price equal to the value of the consideration a holder of the underlying stock would receive in the Corporate Transaction, less the applicable exercise or grant price, if any. The board has discretion to accelerate the vesting or exercisability of any outstanding award, provided that any outstanding option that was granted prior to January 1, 2012 shall automatically become fully exercisable as of the date 15 days prior to the scheduled consummation of the Corporate Transaction.

In the event the holder of an award is subject to the "golden parachute" restrictions under Section 280G of the Internal Revenue Code, the award shall not become vested, exercisable or payable to the extent such right to vesting, exercise or payment, taking into account all other rights, payments or benefits in favor of the holder, would cause any benefit under the Incentive Plan to be considered a "parachute payment" that would result in a decrease in the overall after-tax proceeds and other benefits received by the holder. In such event, the shall have the right to designate rights, payments or benefits to be reduced or eliminated in order to avoid having the vesting, exercise or payment be treated as a parachute payment.

PRINCIPAL STOCKHOLDERS

The table below sets forth information as of March 31, 2012 with respect to beneficial ownership of our common stock by each of our executive officers, directors and greater-than-10% stockholders. Except as otherwise noted, the address for each stockholder is c/o Solar Mosaic, Inc. 55 Harrison Street, 3rd Floor, Oakland, CA 94607.

Name	***Shares***	***Percent***
Daniel Rosen	2,000,000 (1)	47.1%
William Parish	2,000,000 (1)	47.1%
Arthur Coulston	400,000 (2)	9.4%
Walter Steven Richmond	114,792 (3)	2.6%
Danny Kennedy	13,000 (3)	_*

* Less than 1%.

(1) Includes 400,000 shares issuable upon conversion of Series FF Preferred Stock.

(2) Includes 42,000 shares issuable upon conversion of Series FF Preferred Stock.

(3) Consists of shares that will be issuable upon exercise of outstanding stock options within 60 days after March 31, 2012.

APPENDIX A

SOLAR POWER PROJECTS COVERED BY THIS OFFERING

Future Financings

When Notes are offered hereunder with respect to a Term Financing or a Construction Loan Financing, we will describe the financing and related matters in a supplement to this Offering Circular setting forth the following information:

About the Offering	
Loan Type	
Size of Project	
Location	
Interest Rate	
Amount of Notes Offered	
Total Return on Capital	
Net Return on Capital (After Servicing Fees)	
Total Payments to Mosaic Investors	$_________
Initial Term	
Repayment Schedule	
Aggregate Monthly Payment	$_________
Expected Date of Interconnection (Term Financings Only)	On or prior to ___________, 20__
Expected Date of Receipt of Construction Permit (Construction Loans Only)	On or prior to ___________, 20__
Minimum Required Debt Service Coverage Ratio Applicable to SPE Obligations	___x

Projected Sources of Financing for the Project			
Source	***Total Funds***	***$/Watt***	***% of Project Cost***
Section 1603 Grant			
Other Incentive Payment			
Mosaic Financing			
Contribution from Solar Customer			
Total			

About the Lease or PPA (Term Financings Only)		
	Lease	***PPA***
Name of Lessor or Project Owner		
Date of Lease or PPA		
Term of Lease or PPA		
Lease Prepayment	Not permitted until the solar customer has made monthly payments for at least five years	N/A
PPA Buyout	N/A	
Monthly Lease Payment – Year 1		N/A
Annual Escalation of Monthly Lease Payment		N/A
PPA Energy Output price per kWh	N/A	
Annual Escalation of PPA Energy Output price	N/A	

Project Development Status	
Signed Lease or PPA	
Construction Begun	
Expected Date of Interconnection	

About the Solar Customer	
Type of Customer	Nonprofit Entity
Year of Incorporation	
Bankruptcies or Tax Liens Since 1/1/2007	
2011 Revenues	$________
2010 Revenues	$________
Assets at 3/31/12	$________
Liabilities at 3/31/12	$________
Working Capital at 3/31/12	$________
Current Ratio at 3/31/12	_____

$36,103 Term Financing, Oakland, California

This Term Financing relates to the installation of a 47 kW solar power installation on behalf of a nonprofit organization in Oakland, California that runs programs serving youth and young adults.

About the Offering	
Financing Type	Term Financing
Size of Project	47 kW
Location	Oakland, CA
Interest Rate	6.5%
Amount of Notes Offered	$36,103
Total Return on Capital	___%
Net Return on Capital (After Servicing Fees)	5.2%
Total Payments to Mosaic Investors	$_________
Initial Term	5 years
Repayment Schedule	Monthly
Aggregate Monthly Payment	$_________
Expected Date of Interconnection	As of or prior to ___________, 2012
Minimum Required Debt Service Coverage Ratio Applicable to SPE Obligations	1.4x

Projected Sources of Financing for the Project			
Source	*Total Funds*	*$/Watt*	*% of Project Cost*
Section 1603 Grant	$79,487	$1.69	30%
Green4All Grant	$95,021	$2.02	36%
Mosaic Financing	$37,189	$0.79	14%
Contribution from Solar Customer	$53,260	$1.13	20%
Total	$264,958	$5.64	100%

About the Lease	
Lessor	Solar Mosaic Development, LLC
Date of Lease	February 17, 2012
Term of Lease	10 years
Prepayment	Not permitted until the solar customer has made monthly payments for at least five years
Monthly Lease Payment – Year 1	$1,225.58
Annual Escalation of Monthly Payment	3.5%

Project Development Status	
Signed PPA or Lease	
Construction Begun	
Expected Date of Interconnection	

About the Solar Customer	
Type of Customer	Nonprofit Entity
Year of Incorporation	
Bankruptcies or Tax Liens Since 1/1/2007	
2011 Revenues	$________
2010 Revenues	$________
Assets at 3/31/12	$________
Liabilities at 3/31/12	$________
Working Capital at 3/31/12	$________
Current Ratio at 3/31/12	______

PART F/S

SOLAR MOSAIC, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2011 and 2010

ASSETS

	2011	2010
Current assets		
Cash and cash equivalents	$ 227,523	$ 4,965
Accounts receivable, net	9,042	-
Prepaid expenses and other current assets	840	-
Total current assets	237,405	4,965
Property and equipment, net	223,065	-
Total assets	$ 460,470	$ 4,965

LIABILITIES AND STOCKHOLDERS' EQUITY

	2011	2010
Current liabilities		
Accounts payable	$ 45,376	$ -
Accrued expenses	25,320	-
Convertible promissory notes	530,000	-
Total current liabilities	600,696	-
Convertible promissory notes, non-current	-	5,000
Long-term debt	61,925	-
Total liabilities	662,621	5,000
Stockholders' equity		
Common stock, $0.0001 par value; 7,000,000 shares authorized, 3,408,000 shares and 0 shares issued and outstanding at December 31, 2011 and 2010, respectively	341	-
Preferred stock, $0.0001 par value; 1,000,000 shares authorized Series FF convertible preferred stock: 840,000 shares designated, 840,000 shares and 0 shares issued and outstanding at December 31, 2011 and 2010, respectively	84	-
Accumulated deficit	(202,576)	(35)
Total stockholders' equity	(202,151)	(35)
Total liabilities and stockholders' equity	$ 460,470	$ 4,965

The accompanying notes are an integral part of these consolidated financial statements.

SOLAR MOSAIC, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenue	$ 160,327	$ -
Operating expenses		
Research and development	170,967	-
Sales and marketing	67,206	-
General and administrative	107,252	35
Total operating expenses	345,425	35
Loss from operations	(185,098)	(35)
Interest income (expense), net	(15,843)	-
Loss before provision for income taxes	(200,941)	(35)
Provision for income taxes	1,600	-
Net loss	$ (202,541)	$ (35)

The accompanying notes are an integral part of these consolidated financial statements.

SOLAR MOSAIC, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2011 and 2010

	Preferred Stock Series FF		Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Deficit	Equity
Balance as of December 31, 2009	-	$ -	-	$ -	$ -	$ -
Net loss	-	-	-	-	(35)	(35)
Balance as of December 31, 2010	-	-	-	-	(35)	(35)
Issuance of preferred stock	842,000	84	-	-	-	84
Issuance of common stock			3,408,000	341	-	341
Net loss	-	-	-	-	(202,541)	(202,541)
Balance as of December 31, 2011	842,000	$ 84	3,408,000	$ 341	$ (202,576)	$ (202,151)

The accompanying notes are an integral part of these consolidated financial statements.

SOLAR MOSAIC, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net loss	$ (202,541)	$ (35)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	684	-
Net changes in operating assets and liabilities		
Accounts receivable	(9,042)	-
Prepaid expenses and other current assets	(840)	-
Accounts payable	45,376	-
Accrued expenses	25,320	-
Net cash used in operating activities	(141,043)	(35)
Cash flows from investing activities		
Purchase of property and equipment	(223,749)	-
Net cash used in investing activities	(223,749)	-
Cash flows from financing activities		
Proceeds from convertible promissory notes	525,000	5,000
Proceeds from long term debt	61,925	-
Proceeds from issuance of preferred stock	84	-
Proceeds from issuance of common stock	341	-
Net cash provided by financing activities	587,350	5,000
Net increase in cash and cash equivalents	222,558	4,965
Cash and cash equivalents at beginning of year	4,965	-
Cash and cash equivalents at end of year	$ 227,523	$ 4,965
Supplemental disclosures of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 1,600	$ -

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Significant Accounting Policies

Organization

Solar Mosaic, Inc., formerly Solar Mosaic, LLC, was incorporated in Delaware on May 24, 2011. Solar Mosaic, LLC, a Colorado limited liability company was formed October 1, 2010. Solar Mosaic Development I, LLC, a wholly-owned subsidiary of Solar Mosaic Inc., was formed on June 29, 2011. Solar Mosaic, Inc. and Subsidiary (the "Company") were formed for the purpose of leasing and managing real property in connection with the development and management of solar projects.

Liquidity

The Company has incurred significant operating losses since inception. For the years ended December 31, 2011 and 2010, the Company incurred net losses of $202,541 and $35, respectively. For the years ended December 31, 2011 and 2010, the Company had negative cash flows from operations of $141,043 and $35, respectively.

Since its inception, The Company has financed operations through debt financing from various sources. The Company is dependent upon raising additional capital or seeking additional debt financing to fund our current operating plans. Failure to obtain sufficient debt and equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which any required financing and capital might be available, if at all.

During the years ended December 31, 2011, and December 31, 2010, the Company raised a total of $530,000 through the issuance of convertible debt.

Subsequent to the year end, the Company raised an additional $210,000 through the issuance of convertible debt. Additionally, the Company obtained a term sheet for up to $2,000,0000 of Series A Preferred stock financing. The first tranche of financing is scheduled to close on April 27, 2012. Management will continue to monitor the Company's cash position carefully and evaluate its future operating cash requirements with respect to its strategy, funding alternatives, business objectives and performance.

Principles of consolidation

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Solar Mosaic, Inc. and its subsidiary, Solar Mosaic Development I, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

1. Organization and Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such difference could affect the results of operations reported in future periods.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2011 and 2010, cash and cash equivalents consisted of cash deposited with banks. The Company places its cash and cash equivalents with high credit-quality financial institutions. The Company is exposed to credit risk in the event of default by these institutions to the extent the amount recorded on the balance sheet periodically exceeds the FDIC insured amounts. Periodically, such balances may be in excess of federally insured limits.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Solar panels and associated equipment are depreciated over 15 years, with depreciation beginning at the time they are interconnected with the power grid (utility). Office furniture and computer equipment are depreciated over 3 years. Expenditures for repairs and maintenance are charged to expense in the period incurred. Gains and losses realized on the disposal or retirement of property and equipment are recognized or charged to other income in the statement of operations.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount is reduced to fair value. In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the period when such determination is made, as well as in subsequent periods. There was no impairment recorded or changes in estimated useful lives during 2011 and 2010.

1. Organization and Significant Accounting Policies (continued)

Revenue recognition

Revenue primarily results from development revenue generated from the solar projects the Company has developed, and consulting revenue.

Development revenue represents grants received from a non-profit organization to fund the purchase and installation of solar equipment for specific projects. The Company accessed this grant money by invoicing the non-profit organization as a contractor on a per-project basis. Revenue is recognized upon invoicing. Consulting revenue is recognized upon completion of services.

Stock-based compensation

The Company measures and recognizes compensation expense for all share-based awards made to employees based on estimated fair values on the date of grant. The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model. The model requires management to make a number of assumptions including expected volatility, expected term, risk-free interest rate and expected dividends.

Advertising expense

Advertising costs are expensed as incurred. The Company incurred $1,440 and $0 in advertising expenses for the years ended December 31, 2011 and 2010, respectively.

Income taxes

The asset and liability method is used in accounting for deferred income taxes. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related assets or liabilities for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized.

The Company evaluates the tax positions taken in the course of preparing its tax returns to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company has adopted the accounting policy that interest and penalties relating to income taxes are classified as part of its income tax provision.

1. Organization and Significant Accounting Policies (continued)

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy.

The Company had no assets or liabilities at December 31, 2011 and 2010 that required a fair value measurement.

2. Property and Equipment

Property and equipment consisted of the following as of December 31:

	2011	2010
Solar equipment	$216,179	$ -
Office furniture, computers and other	7,570	-
	223,749	-
Less accumulated depreciation and amortization	(684)	-
Property and equipment, net	$223,065	$ -

Depreciation and amortization expense totaled $684 and $0 for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011, none of solar equipment was interconnected with the power grid, therefore no depreciation expense was recorded for such equipment.

3. Accrued Expenses

Accrued expenses consisted of the following as of December 31:

	2011	2010
Employee related	$ 9,477	$ -
Accrued interest on convertible promissory notes	15,843	-
Total accrued expenses	$ 25,320	$ -

4. Convertible Promissory Notes

In December 2010, the Company issued a convertible promissory note totaling $5,000, maturing in December 2013, with an interest rate of 8.0% per annum. In June through September 2011, the Company issued the first tranche of convertible promissory notes totaling $340,000, maturing in August 2013 with an interest rate of 8.0% per annum. In October through December 2011, the Company issued the second tranche of convertible promissory notes totaling $185,000, maturing in December 2013 with an interest rate of 8.0% per annum.

As defined in note purchase agreement, in the event that the Company issues and sell shares of preferred stock to investors on or before the maturity date in a financing with total proceeds to the Company of not less than $500,000 then the outstanding principal balance of these notes, together with any accrued but unpaid interest, shall automatically convert in whole without any further action by the holders of the debt into the equity securities at a conversion price equal to the lower of (a) eighty percent of the price per share paid by the investors purchasing the equity securities and (b) a price per share based on a pre-money valuation of the Company of $3,000,000 on a fully diluted basis for the first tranche of convertible notes or $5,000,000 on a fully diluted based for the second tranche of convertible notes, as defined in the promissory note agreement.

On the maturity date of the promissory notes, a majority in interest may elect to convert the outstanding principal amount of all, and not less than all, of the notes, together with all accrued interest to the date of conversion, into the Company's common stock at a conversion ratio based on pre-money valuation of the Company of $1,500,000 on a fully diluted basis. The majority in interest shall provide written notice of the intent to convert to the Company at least five days prior to maturity.

The Company expects to convert all of its convertible promissory notes into Series A preferred stock upon the closing of Series A preferred stock financing in April 2012. Therefore, convertible promissory notes have been classified as a current liability on the balance sheet as of December 31, 2011.

The Company determined that a beneficial conversion feature existed on the convertible notes. The intrinsic value of the beneficial conversion feature was determined to be equal to $530,000. The beneficial conversion feature was not recorded, because the pending preferred stock financing has been deemed to be a contingency that was still in place as of the reporting date.

5. Long-term Debt

As of December 31, 2011, the Company had raised a total of $61,925 of zero-interest loans for three solar projects developed in California and Arizona through its platform. These loans will be paid back with future lease revenue generated from the Company's solar projects. These loans are not expected to be repaid in 2012 and therefore have been classified as Long-term debt on the accompanying balance sheet. The imputed interest costs were deemed by management to be insignificant, and no interest expense is reflected in the accompanying statements of operations.

6. Commitments and Contingencies

Operating leases

The Company leases its office facilities under various non-cancellable operating leases that expire through June 15, 2012. Total rent expense for the years ended December 31, 2011 and 2010 was $3,413 and $0, respectively.

Future annual minimum payments are as follows:

Fiscal year	Operating Leases
2012	$37,810
Total	$37,810

Legal proceedings

The Company has exposure to legal actions arising in the ordinary course of business. As of December 31, 2011 and December 31, 2010 the Company is not aware of any legal actions against it.

7. Stockholders' Equity

Preferred stock

At May 24, 2011, the Company was authorized to issue 1,000,000 shares of $0.0001 preferred stock, of which 842,000 of the authorized shares of preferred stock were designated as series FF preferred stock. In May2011, the Company issued 842,000 shares of Series FF preferred stock at $0.0001 per share in connection with the conversion of participant's membership interest in Solar Mosaic, LLC.

7. Stockholders' Equity (continued)

Conversion

Each share of FF preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, into such number of fully paid and non-assessable shares of common stock as is determined by dividing 1.00 by the FF preferred stock conversion rate applicable to such share, as determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. Any transfer of shares of FF preferred stock that is not (i) made in connection with an equity financing as defined in the Company's Certificate of Incorporation or (ii) authorized by a majority of the board of directors, shall be deemed an election of an option to convert such shares into common stock and each such transferred share of FF preferred stock shall automatically convert into such number of fully paid and non-assessable shares of common stock as is determined by dividing 1.00 by the FF preferred stock conversion rate applicable to such share, determined as hereafter provided, effective immediately prior to such transfer. The initial FF preferred stock conversion rate per share of FF preferred stock shall be 1.00. Such initial FF preferred stock conversion rate shall be subject to adjustment as set forth in the Company's Certificate of Incorporation.

Dividends

Subject to the prior rights of holders of all classes of stock at the time of outstanding having prior rights as to dividends, the holders of the FF Preferred Stock shall be entitled to receive, when and as declared by the board of directors of the Company, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the board of directors.

Voting

The holder of each share of FF preferred stock shall have the right to one vote of each share of common stock into which such FF preferred stock could then be directly converted, without first being converted to another series of preferred stock, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock only, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the bylaws of the Company, and shall entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote. The number of authorized shares of FF preferred stock may be increased or decreased, but not below the number of shares thereof then outstanding, by the affirmative vote of the holders of shares of stock of the Company representing a majority of the votes represented by all outstanding shares of stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporate Law. The holders of the FF preferred stock and common stock shall vote together as a single class on all matters. For the avoidance of doubt, the holders of FF preferred stock shall not be entitled to vote as preferred stock on any matters for which only one or more other series of preferred stock vote.

7. Stockholders' Equity (continued)

Liquidation preference

Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of the FF preferred stock shall be entitled to distributions with the same priority as the holders of the common stock, which distributions shall be made pro rata based on the number of shares of common stock held by each, assuming conversion of all such FF preferred stock into common stock.

Redemption

The FF preferred stock is not redeemable at the option of any holder.

Repurchase Option

In October 2011, the Company entered into restricted stock agreements with three of its founders. These founders held an aggregate of 842,000 shares of series FF preferred stock and 3,368,000 shares of common stock at a par value of $0.0001 per share. In the event the stockholder's employment relationship with the Company terminates for any or no reason, including, without limitation, by reason of the stockholder's death or disability, resignation or involuntary termination, then the Company shall have an irrevocable repurchase option, for a period of ninety days after such termination, or such longer period as may be agreed to by the Company and the stockholder, to repurchase from the stockholder, the stock at a price per share equal to $0.0025, up to but not exceeding the number of shares of the stock that have not vested in accordance with the agreement. As specified in stock purchase agreements, a total of 464,834 series FF preferred stock and 1,859,334 became restricted in October 2011. Such shares vest monthly over 26-36 months starting in October 2011 and have been included in outstanding stock in the statement of stockholders' equity.

Below is the summary of shares, subject to repurchase option:

	Series FF Preferred Stock	Common Stock	Total
Unvested shares, December 31, 2010	-	-	-
Restricted stock issued	464,834	1,859,334	2,324,168
Vested during 2011	(52,625)	(210,500)	(263,125)
Unvested shares, December 31, 2011	412,209	1,648,834	2,061,043

7. Stockholders' Equity (continued)

Common stock

At December 31, 2011 and 2010, the Company was authorized to issue 7,000,000 and 0 shares of $0.0001 common stock, respectively, of which 3,408,000 and 0 were issued and outstanding at December 31, 2011 and 2010, respectively.

Incentive stock option agreement

In 2011, the Company adopted a stock option plan ("2011 Plan") to provide additional incentives to employees and to promote the best interests of the Company and its stockholders. The Company has reserved 1,256,644 shares of its common stock for issuance under the 2011 Plan. The exercise price of each option equals the fair value of the Company's stock on the date of grant, as determined by the board of directors. If one ceases to be an employee of the Company but continues to provide service, this option will be deemed a nonstatutory stock option on the 90th day after the individual ceases to be an employee. This option is only exercisable before it expires and then only with respect to the vested portion of the option. One may exercise the option, in whole or in part, to purchase a whole number of vested shares not less than 100 shares, unless the number of shares purchased is the total number available for purchase under the option.

The Company has various vesting agreements with employees. Our standard vesting agreement is as follows: provided the employee continues in service, 25% of the total number of shares covered by the option shall vest on the first anniversary of the employee start date. Thereafter, provided the employee continues in service, 2.08% of the total number of shares covered by this option shall vest on the last day of the calendar month following the month of the vesting date. No additional shares of stock will vest after service has terminated. The option will expire in any event at the close of business at Company headquarters on the day before the 10th anniversary of the grant date.

7. Stockholders' Equity (continued)

Incentive stock option agreement (continued)

The following table summarizes stock option activity:

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share
Balance, December 31, 2010	-	-	$ -
Authorized	1,256,664	-	-
Granted	(60,000)	60,000	0.006
Exercised	-	-	-
Cancelled	20,000	(20,000)	$ 0.006
Balance, December 31, 2011	1,216,664	40,000	$ 0.006
Exercisable at December 31, 2011		-	$ -
Vested and expected to vest at December 31, 2011		36,000	$ 0.006

The weighted average remaining contractual life of options outstanding was 9.4 years as of December 31, 2011.

The total fair value of options granted was immaterial, therefore no stock-compensation expense was recognized for the year ended December 31, 2011.

8. Related Party Transactions

During the years ended December 31, 2011 and 2010, the Company issued convertible promissory notes in the amount of $50,000 and $5,000, respectively, to certain family members of the Company's founders. These amounts are included in the convertible promissory notes balance on the accompanying balance sheet. Also see Note 4, Convertible promissory notes.

9. Income Taxes

The Company recorded a tax provision of $1,600 for the year ended December 31, 2011. The tax provision consists of state minimum taxes.

The Company had deferred tax assets totaling $73,000 and $0 at December 31, 2011 and 2010, respectively, which consisted mainly of net operating loss carryforwards and research and development credits. Based upon available objective evidence management believes it is more likely than not that the majority of the net deferred tax assets will not be fully realizable. Accordingly, management has established a valuation allowance for all net deferred tax assets.

As of December 31, 2011, the Company had federal and state net operating loss carryforwards of approximately $137,000. There were no net operating losses available for carryforward prior to 2011.

Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue code. Accordingly, the Company's ability to utilize these carryforwards may be limited as a result of such "ownership change." Such a limitation could result in limitation in the use of the NOLs in future years and possibly a reduction of the net operating losses available.

As of December 31, 2011, the Company had no unrecognized tax benefits.

The Company is subject to U.S. federal, California and Arizona income taxes. The Company is subject to U.S. federal and state examinations by tax authorities for all tax years.

The Company does not anticipate significant changes to its current uncertain tax positions through December 31, 2012.

As of December 31, 2011, there was no accrued interest and penalties related to uncertain tax positions.

10. Subsequent Events

The Company has evaluated subsequent events through April 18, 2012, the date the consolidated financial statements were available to be issued.

Subsequent to the year end, the Company issued convertible promissory notes totaling $210,000 maturing in December 2013, with an interest rate of 8% per annum.

PART III

EXHIBITS

Exhibit Number	Description
2.1	Certificate of Incorporation of the Issuer
2.2	Amended and Restated Bylaws of the Issuer
3.1*	Form of Solar Power Note
6.1	Solar Mosaic, Inc. 2011 Omnibus Equity Incentive Plan
6.2	Offer Letter dated August 15, 2011 between the Issuer and Steve Richmond
6.3*	Investor Registration Agreement
10.1*	Consent of Armanino McKenna LLP
10.2*	Opinion of O'Melveny & Myers LLP

* To be filed by amendment.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berkeley, State of California, on April 19, 2012.

SOLAR MOSAIC, INC.

By: ______________________
Walter Steven Richmond
Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Date: 4.19.12 ______________________
Daniel Rosen
Chief Executive Officer, Secretary and Director

Date: 4/19/12 ______________________
Walter Steven Richmond
Chief Financial Officer

Date: 4/19/12 ______________________
William Parish
President, Treasurer and Director

Date: 4/19/12 ______________________
Danny Kennedy
Director